Exhibit 99.1

EnthusiastGaming

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL & SPECIAL MEETING OF HOLDERS OF COMMON SHARES TO BE HELD ON JUNE 30, 2023 To be held using a virtual meeting format at: https://meetnow.global/M4HJADF 10:00 a.m. (Pacific Time) / 1:00 p.m. (Eastern Time) This Notice and Management Information Circular is furnished in connection with the solicitation by the management of Enthusiast Gaming Holdings Inc. of proxies to be voted at the annual general and special meeting of holders of common shares.

ENTHUSIAST GAMING HOLDINGS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual general and special meeting (the “Meeting”) of the shareholders of Enthusiast Gaming Holdings Inc. (the “Company”) will be held on June 30, 2023, at 10:00 a.m. (Pacific Time) / 1:00 p.m. (Eastern Time). The Meeting will be held virtually at https://meetnow.global/M4HJADF. Shareholders will not be able to attend the Meeting in person. All shareholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. At the Meeting, registered shareholders and duly appointed proxyholders will have the opportunity to ask questions and vote on matters properly brought before the Meeting.

The Meeting is being held for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company as at and for the year ended December 31, 2022, together with the report of the auditors thereon;
2.	to set the number of directors of the Company;
3.	to elect the directors of the Company for the ensuing year;
4.	to re-appoint KPMG LLP as the auditors of the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors;
5.	to consider and, if thought advisable, pass an ordinary resolution, the full text of which is set forth in the accompanying management information circular (the “Management Information Circular”), approving the unallocated options under the Company’s Stock Option Plan, as more particularly described in the Management Information Circular;
6.	to consider and, if thought advisable, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular, approving the unallocated share units under the Company’s Share Unit Plan, as more particularly described in the accompanying Management Information Circular; and
7.	to transact such other business as may be properly brought before the Meeting.

Terms not defined herein are defined in the accompanying Management Information Circular. The Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

Only persons registered as shareholders of the Company as of the close of business on May 25, 2023, are entitled to receive notice of the Meeting.

DATED this 30th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Nicolas Brien”
Nicolas Brien
Chief Executive Officer

A registered shareholder may virtually attend the Meeting or may be represented by a proxyholder. Shareholders who are unable to virtually attend the Meeting are requested to date, sign and return the accompanying instrument of proxy (the “Instrument of Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Instrument of Proxy (or other form of proxy) and the accompanying Management Information Circular. An Instrument of Proxy will not be valid unless it is properly executed and deposited at the offices of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada, no later than 2 business days before the date of the Meeting, or any adjournment(s) or postponement(s) thereof. A person appointed as proxyholder need not be a shareholder of the Company. The time limit for deposit of proxies may be waived or extended by the chairman of the Meeting at his sole discretion, without notice.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice of Meeting and with respect to other matters that may properly come before the Meeting, or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of the Company know of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through an intermediary, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

The board of directors of the Company has fixed the record date for the Meeting at the close of business on May 25, 2023 (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote such common shares at the Meeting on the basis of one (1) vote for each common share held.

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ENTHUSIAST GAMING HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

Note: Shareholders who do not hold their shares in their own name as registered shareholders should read “Advice to Beneficial Shareholders” within for an explanation of their rights.

PURPOSE OF SOLICITATION

This management information circular dated as of May 30, 2023 (the “Management Information Circular”) is provided in connection with the solicitation of proxies by the board of directors (the “Board”) and the management of Enthusiast Gaming Holdings Inc. (the “Company”), for use at the annual general and special meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”), to be held in a virtual meeting format only on June 30, 2023 at 10:00 a.m. (Pacific Time) / 1:00 p.m. (Eastern Time) by way of a live webcast at https://meetnow.global/M4HJADF or at any adjournment or postponement thereof, for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, at a nominal cost. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with the Company’s transfer agent as well as brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Company (the “Common Shares”) held of record by such persons. The Company will not reimburse nominees or agents (including brokers holding Common Shares on behalf of clients) of any Shareholder for the cost incurred in obtaining authorization to execute the enclosed form of proxy from their principals. No solicitation will be made by specifically engaged employees or soliciting agents. The costs of preparing and distributing Meeting materials and the cost of soliciting proxies will be borne by the Company.

This Management Information Circular is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted for, against, or withheld from voting (including the voting on any ballot), as applicable, in accordance with the instructions of the Shareholder, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy (the “Instrument of Proxy”), the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The persons appointed under the Instrument of Proxy furnished by the Company are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Meeting, and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to any matter identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Management Information Circular, the management of the Company knows of no such amendment, variation, or other matter.

In the case of abstentions from, or withholding of, the voting of Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

APPOINTMENT AND REVOCATION OF PROXIES

This solicitation is made by and on behalf of the management of the Company. The persons named in the Instrument of Proxy have been selected by the directors of the Company and have indicated their willingness to represent as proxy the Shareholder who appoints them. A Shareholder has the right to designate a person (who need not be a shareholder of the Company), other than Nicolas Brien, the Chief Executive Officer of the Company, and Alex Macdonald, the Chief Financial Officer of the Company, the management designees, to attend and represent him or her at the Meeting. Such right may be exercised by inserting in the blank space provided for that purpose on the Instrument of Proxy the name of the person or persons to be designated, or by completing another proper Instrument of Proxy. Such Shareholder should notify the nominee of the appointment, obtain consent to act as proxy and should provide instructions on how the Shareholder’s Common Shares are to be voted. The completed Instrument of Proxy should be delivered to the office of Computershare Investor Services Inc. (“Computershare”), Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1,

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Canada, or via the internet at www.investorvote.com, no later than 2 business days prior to the Meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived or extended by the chairman of the Meeting at his discretion, without notice.

An Instrument of Proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If an Instrument of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the Instrument of Proxy.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their Instrument of Proxy (or other form of proxy) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Instrument of Proxy (or other form of proxy). Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting. To register a proxyholder, Shareholders MUST visit http://www.computershare.com/Enthusiast by 10:00 a.m. (Pacific Time time) / 1 p.m. (Eastern Time) on June 28, 2023 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email.

If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. Without an Invite Code, proxyholders will not be able to participate online at the Meeting.

A Shareholder who has given a proxy may revoke it as to any matter at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at its head office at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a vote (including the voting on any ballot) by a registered Shareholder, or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions regarding the voting of their Common Shares are properly communicated to the appropriate person (or that the Common Shares are duly registered in their name) well in advance of the Meeting.

Existing applicable regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is often substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) on how to vote on behalf of the Beneficial

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Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form (or a voting instruction form from their broker or other intermediary (or an agent or nominee thereof)) cannot use such form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge or such broker or other intermediary (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge or such other broker or other intermediary) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the applicable form of proxy provided to them and return the same to their broker or other intermediary (or the broker’s or intermediary’s agent) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company, through its transfer agent, is sending proxy-related materials directly to NOBOs in accordance with NI 54-101, and does not intend to pay for intermediaries to send the proxy-related materials to OBOs. Accordingly, OBOs are reminded that they will not receive the proxy-related materials unless the intermediary assumes the cost of delivery.

These proxy-related materials are being sent to both registered and non-registered owners of the Common Shares. If you are a NOBO, the Company (through its transfer agent) has sent these proxy-related materials directly to you, and your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed request for voting instructions.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

HOW TO ATTEND THE MEETING

Registered Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://meetnow.global/M4HJADF.

●	Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the Meeting.

o	Registered Shareholders – the 15-digit Control Number is located on the form of proxy or in the email notification you received.

o	Duly appointed proxyholders – Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed.

●	Attending and voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders.

●	Beneficial Shareholders who have not appointed themselves as proxyholders to participate and vote at the Meeting may login as a guest, by clicking on “Guest” and completing the online form; however, they will not be able to vote or submit questions.
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In order to participate online, Shareholders must have a valid 15-digit Control Number and proxyholders must have received an email from Computershare containing an Invite Code.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the Meeting prior to the start time. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting.

PARTICIPATING AND VOTING AT THE MEETING

The Meeting will be hosted online by way of a live audiocast. A summary of the information Shareholders will need to attend the Meeting is provided below. The Meeting will begin at 10:00 a.m. (Pacific Time) / 1:00 p.m. (Eastern Time) on June 30, 2023.

●	Registered Shareholders and appointed proxyholders: Only those who have a 15-digit Control Number, along with duly appointed proxyholders who were assigned an Invite Code by Computershare (see details under the heading “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://meetnow.global/M4HJADF prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit Control Number or click on “Invitation” and enter your Invite Code.

●	Non-Registered Shareholders who have not appointed themselves as proxyholders, or those who are not Shareholders: Will only be able to attend as a guest which allows them to listen to the Meeting, however, they will not be able to vote or submit questions. Please see the information above under the heading “Advice to Beneficial Shareholders” for an explanation of why certain Shareholders may not have received a form of proxy.

●	United States Beneficial Shareholders: To attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker or bank included with the Proxy materials or contact your broker or bank to request a legal form of proxy. After first obtaining a valid legal proxy from your broker, bank or other agent, you must submit a copy of your legal proxy to Computershare in order to register to attend the meeting. Requests for registration should be sent:

By mail to:	COMPUTERSHARE 100 UNIVERSITY AVENUE 8TH FLOOR TORONTO, ON M5J 2Y1
By email at:	USLegalProxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 28, 2023 at 10 a.m. (Pacific Time) / 1:00 p.m. (Eastern Time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the meeting and vote your shares at https://meetnow.global/M4HJADF during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/Enthusiast.

CURRENCY

In this Management Information Circular, unless otherwise noted, $ means Canadian dollars.

QUORUM

The articles of the Company (the “Articles”) provide that one person who is, or who represents by proxy, a Shareholder shall constitute a quorum for purposes of a meeting of Shareholders.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than (i) the election of directors; (ii) appointment of auditors; and (iii) the approval of unallocated options and share units (“SUs”) under the Current Stock Option Plan (as defined

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below) and the SU Plan (as defined below), respectively, as described under “Particulars of Matters to be Acted Upon – Stock Option Plan” and “Particulars of Matter to be Acted Upon – Share Unit Plan”, as the officers, management, and directors of the Company have been, and/or may be in the future, granted awards under the Current Stock Option Plan and SU Plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has authorized capital consisting of an unlimited number of Common Shares, of which 151,767,243 are issued and outstanding as at the date hereof. In addition, the Company is authorized to issue an unlimited number of preferred shares, issuable in series, none of which are currently issued.

Holders of Common Shares on record at the close of business on May 25, 2023 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one (1) vote for each Common Share held.

As of the date hereof, to the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting and no director of the Company has informed management of the Company of any intent to oppose any action to be taken by management at the Meeting.

1.	Management Report

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), the directors will place before the Shareholders at the Meeting the audited financial statements of the Company for the year ended December 31, 2022 and the auditors’ report thereon. Copies of the audited annual financial statements for the year ended December 31, 2022 have been available on SEDAR (www.sedar.com) under the Company’s profile on March 27, 2023. Shareholder approval is not required in relation to the statements.

2.	Number of Directors

The Articles provide for a Board of no fewer than three (3) directors and no greater than a number as fixed or changed from time to time by ordinary resolution. At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors for the ensuing year at seven (7). The Board recommends that Shareholders vote FOR setting the number of directors at seven (7).

Unless otherwise instructed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR setting the number of directors at seven (7).

3.	Election of the Board

It is the intention of the management designees, if named as proxy, to vote FOR the election of the following persons to the Board (the “Management Nominees”). The Company does not contemplate that any of such nominees will be unable to serve as directors. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated in accordance with the Articles. As of the date hereof, the name, municipality, province or state, and country of residence of the Management Nominees, the number of voting securities of the Company beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation of each director are as follows:

Name, municipality, province or state and country of residence	Number of Common Shares beneficially owned, controlled or directed, directly and indirectly, and percentage of class held(1)	Director since (2)	Principal occupation, business, or employment
John Albright (3)(4) Toronto, Ontario, Canada	757,648 0.50%	July 19, 2021	Managing Partner of Relay Ventures(5)
Michael Beckerman(3)(6)(7) Toronto, Ontario, Canada	51,666 0.03%	August 30, 2019	Chief Client Officer of Torstar Corporation(8)
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Name, municipality, province or state and country of residence	Number of Common Shares beneficially owned, controlled or directed, directly and indirectly, and percentage of class held(1)	Director since (2)	Principal occupation, business, or employment
Adrian Montgomery Toronto, Ontario, Canada	3,218,700 2.12%	June 27, 2018	Non-Executive Chairman of the Company (since March 2023) CEO of the Company (August 2019 - March 2023)
Scott Michael O’Neil(6)(9) Newton, Massachusetts, USA	324,971 0.21%	July 19, 2022	Co-Founder of Elevate Sports Ventures (January 2018 – Present)(10), Former CEO of Harris Blitzer Sports & Entertainment (September 2017 – July 2021)(11)
Nicolas Brien Los Angeles, California, USA	Nil Nil%	N/A	CEO of the Company (since March 2023) Former CEO of Amobee (July 2021 – October 2022)(12) Former CEO of Dentsu Americas (August 2017 – December 2019)(13)
David Goldhill(14) Bedford Corners, New York, USA	Nil Nil%	July 19, 2022	Co-Founder and Chief Executive Officer of Sesame Inc.(15) Former CEO of Game Show Network(15)
Janny Lee(6)(14) Livingston Manor, New York, USA	Nil Nil%	July 19, 2022	Founding Partner of Anchorvest(16) Managing Partner and COO of Redbadge Founding Partner of Redbadge Pacific(16)

Notes:

(1)	This information, not being within the knowledge of the Company, has been provided by the individual directors.
(2)	The term of office of each director expires at the next annual meeting of Shareholders.
(3)	Member of the audit committee of the Board (the “Audit Committee”).
(4)	Includes 579,604 Common Shares owned by Relay Ventures Fund LP, 114,788 Common Shares owned by Relay Ventures Parallel Fund LP and 29,956 Common Shares owned by Relay Ventures Parallel US Fund LP, which are owned and controlled by Mr. Albright.
(5)	Relay Ventures is a venture capital firm with investments from start-up phase to late venture and growth capital across North America.
(6)	Member of the compensation and governance committee of the Board (the “Compensation & Governance Committee”).
(7)	Includes 10,000 Common Shares owned by Beckerman Holdings Corp., which are owned and controlled by Mr. Beckerman.
(8)	Torstar Corporation is a Canadian media and data company, best known for its ownership of the Toronto Star newspaper.
(9)	Through his interest in 1776 Innovation Lab Investments LLC, a then security holder of Outplayed, Mr. O’Neil has indirect, beneficial interest in approximately 324,971 Common Shares.
(10)	Elevate Sports Venture is a sports and entertainment consulting firm.
(11)	Harris Blitzer Sports & Entertainment is the owner and operator of the Philadelphia 76ers and New Jersey Devils.
(12)	Amobee is an advertising technology company.
(13)	Dentsu is a global media and digital marketing communications company.
(14)	Mr. Goldhill and Ms. Lee are nominees of Greywood Investments, LLC.
(15)	Sesame Inc. provides online health care solutions, offering a direct-pay healthcare marketplace where patients pay doctors directly for care, including telehealth, prescriptions, and in-person care. Game Show Network is an American basic cable channel with programming primarily dedicated to game shows.
(16)	Anchorvest is a global alternative asset manager that provides investors access to a diversified range of investments. Redbadge is a U.S.-based venture capital and private equity firm and Redbadge Pacific is its Asia-Pacific arm.

On July 7, 2022, the Company entered into an agreement with Greywood Investments, LLC pursuant to which it agreed, among other things, to propose two nominees for election to its Board at its 2023 annual general meeting. Pursuant to such agreement, David Goldhill and Janny Lee have each been proposed as nominees for election as directors of the Company for the ensuing year.

Majority Voting Policy for Election of Directors

Under British Columbia corporate law, to which the Company is subject, director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The Board believes that each of its members should have the confidence and support of the Shareholders. Accordingly, the Company has adopted a majority voting policy (the “Majority Voting Policy”). Each of the nominees for election to the Board at the Meeting has agreed to abide by the Majority Voting Policy, and all future nominees will be required to agree to abide by it. The Majority Voting Policy states that if, in an uncontested election, a director receives an equal or greater number of votes “withheld” than votes “for”, the nominee will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will consider the resignation and, except in exceptional circumstances that would warrant the continued service of the director on the Board, the Board will accept the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered. Within 90 days after the meeting, the Board will make its decision and announce it by news release (a copy of which shall also be provided to the Toronto Stock Exchange (the “TSX”)). If the Board does not accept the resignation of the director, the news release will state the reasons for that decision.

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Advance Notice Provisions

Pursuant to the advance notice provisions in the Articles (the “Advance Notice Provisions”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

Nominations of persons for election to the Board may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders (if one of the purposes for which the special meeting was called was the election of directors): (a)  by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the Shareholders made in accordance with the provisions of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more Common Shares carrying the right to vote at such meeting or who beneficially owns Common Shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions (summarized below).

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice in proper written form to the Secretary of the Company (the “Secretary”) at the principle executive office of the Company.

To be timely, in the case of an annual meeting of Shareholders, a Nominating Shareholder’s notice to the Secretary must be made not less than 30 nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting. In no event shall any adjournment or postponement of a meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary must set forth:

(a)	For each person the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person during the past five years; (iii) the class or series and number of Common Shares which are controlled or which are owned beneficially or of record by the person as of the record date (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (iv) a statement as to whether such person would be “independent” of the Company (as such term is defined under applicable securities laws) if elected as a director at such meeting and the reasons and basis for such determination; (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws; and
(b)	For the Nominating Shareholder giving the notice: (i) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any Common Shares; (ii) the class or series and number of Common Shares which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (iii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws.

The Company may require any such proposed nominee director to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

Pursuant to the Advance Notice Provisions, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Provisions no later than close of business on May 31, 2023. No

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such nominations have been received by the Company prior to the date hereof.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as set out in the paragraph immediately following the bullets below:

●	no proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;
●	no proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
●	no proposed director of the Company is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
●	no proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
●	no proposed director of the Company or any personal holding company of such person has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or, (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Mr. John Albright was a director of Axios Mobile Assets Corp. (“Axios”) until he resigned on January 10, 2017. On February 24, 2017, the Ontario Superior Court of Justice granted an application of Axios’ senior lender to appoint a receiver and manager over the assets, undertakings and property of Axios and its subsidiaries.

4.	Appointment of Auditors

The Company appointed KPMG LLP (“KPMG”) as its auditor on June 30, 2021, and the Shareholders approved the reappointment of KPMG as the Company’s auditor at the annual general meeting of Shareholders held on July 19, 2022. Shareholders are being asked to re-approve the appointment of KPMG as the Company’s auditor to hold office effective as of the date of their appointment until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

Unless otherwise directed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR the approval of the resolution appointing KPMG as auditors.

5.	Stock Option Plan

The Company’s Current Stock Option Plan was adopted by the Board on January 16, 2020, amended on December 17, 2020, and subsequently ratified and approved by Shareholders at the January 20, 2021 Shareholders’ meeting. The Current Stock Option Plan was adopted to replace the Previous Stock Option Plan (as defined below). Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan” for details about the Current Stock Option Plan.

In accordance with the rules and policies of the TSX, director and shareholder approval is required every three (3) years for all unallocated options, rights or other entitlements under a security-based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the Stock Option Plan. As the three-year term

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prescribed by the TSX will expire for the Current Stock Option Plan on January 20, 2024, a resolution will be placed before the Shareholders to approve the unallocated options under the Current Stock Option Plan (options that have not yet been granted and are therefore still available to be granted). This approval will be effective for three (3) years from the date of the Meeting. If approval is not obtained at the Meeting, options which have not been allocated as of January 20, 2024 and options which are outstanding as of January 20, 2024 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Previously allocated options will be unaffected by the approval or disapproval of the resolution. The Board has approved the unallocated options prior to the mailing of this Management Information Circular.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass a resolution (the “Stock Option Plan Resolution”) approving the unallocated options under the Current Stock Option Plan substantially in the following form:

“WHEREAS:

1.	the Board of the Company adopted on January 16, 2020, as amended on December 17, 2020, the Current Stock Option Plan which does not have a fixed maximum number of Common Shares issuable;
2.	the Shareholders approved the Current Stock Option Plan, by a majority of votes cast, on January 20, 2021;
3.	the rules of the TSX provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1.	all unallocated options under the Current Stock Option Plan be and are hereby approved;
2.	the Company have the ability to continue granting options under the Current Stock Option Plan until June 30, 2026, which is the date that is three (3) years from the date of the Meeting at which shareholder approval is being sought; and
3.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board recommends that Shareholders vote FOR the Stock Option Plan Resolution set out above. You may either vote for the approval of the Stock Option Plan Resolution, as described above, or you can vote against. Unless otherwise instructed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR the approval of the Stock Option Plan Resolution.

6.	Share Unit Plan

The Company’s SU Plan was adopted by the Board on November 5, 2020 and subsequently ratified and approved by Shareholders at the January 20, 2021 Shareholders’ meeting. The purposes of the SU Plan are to: (i) support the achievement of the Company’s performance objectives; (ii) ensure that interests of key persons are aligned with the long term success of the Company and the creation of value for its Shareholders; and (iii) provide compensation opportunities to attract, retain and motivate persons critical to the long-term success of the Company and its subsidiaries. Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Share Unit Plan” for details about the SU Plan. In accordance with the rules and policies of the TSX, director and shareholder approval is required every three (3) years for all unallocated options, rights or other entitlements under a security-based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the SU Plan. As the three-year term prescribed by the TSX will expire for the SU Plan on January 20, 2024, a resolution will be placed before the Shareholders to approve the unallocated SUs (as defined below) under the SU Plan (SUs that have not yet been granted and are therefore still available to be granted). This approval will be effective for three (3) years from the date of the Meeting. If approval is not obtained at the Meeting, SUs which have not been allocated as of January 20, 2024 and SUs which are outstanding as of January 20, 2024 and are subsequently cancelled, terminated or settled will not be available for a new grant of SUs. Previously allocated SUs will be unaffected by the approval or disapproval of the resolution. The Board has approved the unallocated SUs prior to the mailing of this Management Information Circular.

On May 30, 2023, the Board approved an amendment to the SU Plan of a “housekeeping” nature, which is within the authority of the Board to make without Shareholder approval under the terms of the SU Plan. The purpose of the amendment was to correct a provision in the SU Plan relating to the insider participation limit that was inconsistent

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with another provision of the SU Plan. Such amendment was made effective as of May 30, 2023, upon approval by the Board. A copy of the amended SU Plan is included as “Appendix A” to this Management Information Circular.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass a resolution (the “SU Plan Resolution”) approving the unallocated SUs under the SU Plan substantially in the following form:

“WHEREAS:

1.	the Board of the Company adopted on November 5, 2020 the SU Plan which does not have a fixed maximum number of Common Shares issuable;
2.	the Shareholders approved the SU Plan, by a majority of votes cast, on January 20, 2021;
3.	the rules of the TSX provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1.	all unallocated SUs under the SU Plan be and are hereby approved;
2.	the Company have the ability to continue granting SUs under the SU Plan until June 30, 2026, which is the date that is three (3) years from the date of the Meeting at which shareholder approval is being sought; and
3.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board recommends that Shareholders vote FOR the SU Plan Resolution set out above. You may either vote for the approval of the SU Plan Resolution, as described above, or you can vote against. Unless otherwise instructed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR the approval of the SU Plan Resolution.

7.	Other Business

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or postponement thereof, in accordance with the discretion of the persons authorized to act thereunder.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

For the purposes of this section, “Named Executive Officers” or “NEOs” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the financial year ended December 31, 2022, served as chief executive officer, including an individual performing functions similar to a chief executive officer (“CEO”) of the Company;
(b)	each individual who, in respect of the Company, during any part of the financial year ended December 31, 2022, served as chief financial officer, including an individual performing functions similar to a chief financial officer (“CFO”) of the Company;
(c)	in respect of the Company and its subsidiaries, each of the three most highly compensated executive officers other than the individuals identified in paragraphs (a) and (b) at the end of the financial year ended December 31, 2022 whose total compensation was more than $150,000; and
(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at December 31, 2022.

During the financial year ended December 31, 2022, the Company had six NEOs: namely, Adrian Montgomery, Non- Executive Chairman and Former CEO, Alex Macdonald, CFO, Bill Karamouzis, President, Eric Bernofsky, Former Chief Corporate Officer, William Alfred Drolet, Former Chief Revenue Officer, and Thamba Tharmalingam, Former Chief Operating Officer.

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The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives, and processes regarding compensation paid, made payable, awarded, granted or otherwise provided to each NEO and director for the year ended December 31, 2022.

Compensation & Governance Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation, nomination and governance matters, the Board has established the Compensation & Governance Committee. The Compensation & Governance Committee is currently comprised of five (5) directors, each of whom are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), namely Michael Beckerman, Alan Friedman, Janny Lee, Scott Michael O’Neil (Chair), and Angela Marie Ruggiero. All of the members of the Compensation & Governance Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation & Governance Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Compensation & Governance Committee oversees the remuneration policies of the Company. The responsibilities of the Compensation & Governance Committee with respect to executive compensation include, among other matters: (i)   developing and reviewing the Company’s overall executive compensation strategy; (ii) recommending annual corporate performance objectives for officers of the Company; (iii) conducting an annual review of the compensation paid to the Company’s CEO; (iv) conducting an annual review of the CEO’s recommendations with respect to compensation paid to other officers of the Company; (v) reviewing and making recommendations regarding compensation paid to the Company’s directors; (vi) reviewing the Company’s key compensation plans and policies and recommending Board and/or Shareholder approval of such plans as required; and (vii) overseeing the development and adoption of appropriate compensation practices. To ensure an objective process for determining such compensation decisions, recommendations of the Compensation & Governance Committee may be reviewed and separately reconfirmed and approved by the independent members of the Board following deliberation in executive session.

See “Corporate Governance – Committees of the Board – Corporate Governance & Nominating Committee” for a detailed description of the Compensation & Governance Committee.

Other than as described herein, the Company has not made any significant changes to its compensation policies and practices.

Compensation Process

The Board relies on the knowledge and experience of the members of the Compensation & Governance Committee to set appropriate levels of compensation for executive officers.

When determining executive compensation, the Compensation & Governance Committee evaluates the executive officer’s performance, including reviewing the Company’s performance against business plans and the executive officer’s achievements during the fiscal year. The Compensation & Governance Committee uses all data available to it to ensure that the Company is maintaining a level of compensation that is both commensurate with the size of the Company and the nature of its operations and sufficient to retain personnel it considers essential to the success of the Company.

The Compensation & Governance Committee reviews the various elements of the NEOs’ compensation in the context of the total compensation package (including salary, cash bonuses, and annual incentive awards through options and SUs) and recommends the NEOs’ compensation packages. The Compensation & Governance Committee’s recommendations regarding NEO compensation are presented to the Board for their consideration and approval.

Previously, during the fiscal year ended December 31, 2020, the Company satisfied equity-based incentive compensation pursuant to the grant of options to executive officers under the Company’s Previous Stock Option Plan (as defined below). However, following the Company’s adoption of the Current Stock Option Plan and the SU Plan (as such terms are defined below), the Compensation & Governance Committee and the Board have implemented a new standard annual grant process for the grant of options and/or SUs to key executives of the Company. Pursuant to this process, SU and option grants are determined as part of the annual compensation review. In addition, from time to time, the Board (based on the Compensation & Governance Committee’s recommendations) may award SUs and/or options in recognition of the achievement of special circumstances and/or performance criteria, which may include meeting a particular goal or extraordinary service. The Board determines the particulars with respect to all options and/or SUs to be awarded, subject to the provisions of the plans. Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan” and “Securities Authorized for Issuance Under Equity Compensation Plans – Share Unit Plan” for details about the plans.

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Under the compensation program, the Compensation & Governance Committee and the Board consider risks associated with executive compensation and do not believe that the Company’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options and SUs which is compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon Shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long term compensation is at risk. Furthermore, pursuant to the Company’s Insider Trading Policy, directors and officers of the Company are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation, or held directly or indirectly by such director or officer.

Compensation Program

Principles/Objectives of the Compensation Program

The Company’s principal goal is to create value for the Shareholders. As such, the Company’s compensation philosophy reflects this goal and is based on the following fundamental principles:

1)	compensation programs align with the Shareholders’ interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2)	performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3)	offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing executive officers who are performing according to their objectives and to attract new individuals of the highest caliber.

The Company’s objectives in compensating all NEOs were developed based on the above mentioned compensation philosophy and are as follows: to attract, motivate and retain highly qualified executive officers; to align the interests of executive officers with the Shareholders’ interests by making long-term, equity-based incentives through the granting of options and SUs, and evaluating executive performance on the basis of key measurements that correlate to long-term Shareholder value; and to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Company’s executive officers are composed of the following elements, which are linked to the Company’s compensation and corporate objectives as follows:

Compensation element	Link to compensation objectives	Link to corporate objectives
Base Salaries	Non-discretionary fixed regular cash payments based upon the performance of day-to-day executive level responsibilities	To provide a basic level of reward based on responsibilities and experience
Options and SUs	Annual and special awards granted at market price	To reward long-term performance by allowing NEOs to participate in the long-term market appreciation of Common Shares, and to align the interests of NEOs with those of the Shareholders
Cash Bonuses	Cash payments based upon the achievement of corporate objectives and individual performance	To motivate each NEO in achieving corporate objectives and to reward individual performance

2022 Performance and Compensation

The Company is focused on building the world’s largest platform of communities for gamers and esports fans. Given the Company’s stage of development, the Compensation & Governance Committee has determined that the use of traditional quantitative performance standards is not appropriate in the evaluation of corporate or NEO performance. The compensation of executive officers is based, in substantial part, on growth in the gaming platform as well as achievement of the Company’s business plans and objectives. The Compensation & Governance Committee did not establish any quantifiable criteria in 2022 with respect to base salaries payable or the amount of annual bonuses or options granted to NEOs.

Base Salaries

Base compensation for the NEOs are set periodically, having regard to the individual’s job responsibilities, contribution, experience, proven or expected performance and market conditions. In setting base compensation levels,

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consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. The Board and the Compensation & Governance Committee consider publicly available information regarding the compensation levels of executives of other esports companies in setting compensation, but have not established a benchmark group of peers. The Company pays a base salary compensation to retain its executive officers and attempts to pay base compensation near the median of base compensation paid by similarly sized companies in its industry.

The NEO’s base annual salaries for the fiscal year ended December 31, 2022 are as follows:

NEO	Base Annual Salary (CAD$)
Adrian Montgomery	$467,500
Alex Macdonald	$291,500
Bill Karamouzis	$437,300 (1)
Eric Bernofsky	$252,000
William Alfred Drolet	$357,802(1)
Thamba Tharmalingam	$429,000 (2)

(1)	Mr. Karamouzis and Mr. Drolet’s salaries are paid in US dollars and therefore have been converted into Canadian dollars using $1.3011 CAD/USD, the Bank of Canada average exchange rate in 2022.
(2)	Mr. Tharmalingam’s employment with the Company ceased on August 3, 2022.

Annual Incentives through Options and SUs

Under the current compensation program, consideration is given to distributing options amongst the various organizational levels, including directors and executive officers. The Compensation & Governance Committee makes recommendations to the Board. Recommendations for options take into account factors such as, among other things, awards made in previous years, the number of options outstanding per individual and the individual’s level of responsibility. The Company believes that granting options encourages the maximization of Shareholder value by aligning the interests of management with those of the Shareholders. Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan” for a detailed description of the Current Stock Option Plan and the Previous Stock Option Plan.

Similarly, the grant of SUs pursuant to the Share Unit Plan (the “SU Plan”) is an integral component of the compensation packages of the executive officers. The Compensation & Governance Committee believes that the grant of SUs to executive officers serves to motivate achievement of the Company’s long-term strategic objectives, and aligns the interests of executive officers with those of the Shareholders, thus benefitting all Shareholders. SUs awarded to executive officers and directors of the Company are based upon the recommendation of the Compensation & Governance Committee, which bases its decisions upon, among other things, awards made in previous years, the level of responsibility and (expected and actual) contribution of the individuals toward the Company’s goals and objectives, and each individual’s annual salaried or cash compensation, as well as options awarded. The Compensation & Governance Committee’s decisions with respect to the granting of SUs are reviewed by the Board and are subject to its final approval. Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Share Unit Plan” for a detailed description of the SU Plan.

Discretionary Cash Bonuses

As part of the compensation program, cash bonuses are paid at the discretion of the Board on the recommendation of the Compensation & Governance Committee, based upon the achievement of certain individual and corporate performance criteria. Cash bonuses awarded at the recommendation of the Compensation & Governance Committee are intended to be generally competitive with the market, while rewarding NEOs for meeting performance goals. The Compensation & Governance Committee considers not only the Company’s performance during the year with respect to the qualitative goals, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances. Cash bonuses are based on a percentage of the NEOs’ base annual salary, with bonus amounts ranging from 0% up to a maximum of 90% per year.

The Compensation & Governance Committee considers the following factors in determining discretionary cash bonuses: (i) the performance of the Company in respect of key KPIs; (ii) management’s execution of operational and internal strategic mandates; (iii) the financial performance of the Company in terms of growth of key metrics and

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performance versus budget; (iv) management’s execution of key strategic transactions; and (v) the achievement of various operational milestones and management’s contribution thereto.

In addition, the Compensation & Governance Committee considers the approach to bonuses paid by the Company’s peers of North American publicly traded gaming, esports and social media companies. In choosing its peer group, the Compensation & Governance Committee considers their revenues, assets, market cap and valuation multiples.

Share Performance Graphs

The following graph illustrates the Company’s cumulative Shareholder return (assuming the re-investment of dividends, of which there have been none) from December 13, 2018 (the date the Company first became a reporting issuer), to December 31, 2022, based upon a $100 investment made on December 13, 2018, in the Common Shares, and compares the Company’s cumulative Shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Values of the S&P/TSX Composite Index over the same period.

As described herein, the Compensation & Governance Committee considers various factors in determining the compensation of the NEOs. The performance of the Common Shares is one performance measure that is reviewed, but there is no direct correlation between Common Share performance and executive compensation.

The Common Share price may be affected by numerous factors that are difficult to predict and beyond the Company’s control, and is also affected by general and industry-specific economic and market conditions. The Compensation & Governance Committee evaluates performance by reference to the Company’s business plan rather than by short-term changes in the Common Share price based on its view that its long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies.

During the period covered by the performance graph, the Company has trailed the performance of the benchmark S&P/TSX Composite Index, returning -26% as compared to a benchmark of 37.17%. Given the Company’s market capitalization size and limited trading history, volatility has been exceptionally higher than that of the benchmark. Due to the Company’s relatively limited trading history, and short history of NEO compensation data, there are not yet observable trends between Common Share performance and NEO compensation. As described under “Compensation Discussion and Analysis – Compensation Program”, a significant portion of the total compensation that NEOs receive in any year is comprised of variable compensation provided through options and SUs. Such a program is intended to drive and reward superior performance during the current year as well as over the long term.

NEO Compensation

Summary Compensation

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2022, 2021 and 2020:

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Name and principal position	Year	Salary (CAD$)	Share-based awards (CAD$)(1)	Option-based awards (CAD$)(1)	Non-equity incentive plan compensation (CAD$)(2)	Pension value (CAD$)	All other compensation (CAD$)	Total compensation (CAD$)
Adrian Montgomery(3) Former Chief Executive Officer and Director	2022	$467,500	$1,734,681	$874,457	$582,500	$Nil	$Nil	$3,659,138
	2021	$425,000	$4,115,632	$1,947,974	$582,500	$Nil	$Nil	$7,071,107
	2020	$310,417	$Nil	$256,429	$150,000	$Nil	$Nil	$716,846
Alex Macdonald(4) Chief Financial Officer	2022	$291,500	$585,066	$294,442	$222,250	$Nil	$Nil	$1,393,258
	2021	$265,000	$1,576,315	$721,237	$222,250	$Nil	$Nil	$2,784,802
	2020	$205,417	$Nil	$128,215	$70,000	$Nil	$Nil	$403,632
Eric Bernofsky(5) Former Chief Corporate Officer	2022	$252,000	$406,608	$204,695	$120,000	$Nil	$Nil	$983,303
	2021	$240,000	$764,899	$377,313	$120,000	$Nil	$Nil	$1,502,213
	2020	$218,917	$Nil	$14,686	$86,800	$Nil	$Nil	$320,403
Bill Karamouzis(6)(7) President	2022	$371,952	$14,869	$11,459	$Nil	$Nil	$Nil	$398,280
	2021	$103,414	$Nil	$Nil	$Nil	$Nil	$Nil	$103,414
	2020	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
William Alfred Drolet(7)(8) Former Chief Revenue Officer	2022	$332,052	$206,433	$86,365	$357,586	$Nil	$Nil	$982,436
	2021	$250,700	$113,402	$82,464	$219,932	$Nil	$Nil	$666,498
	2020	$246,510	$Nil	$Nil	$77,315	$Nil	$Nil	$323,825
Thamba Tharmalingam(9) Former Chief Operating Officer	2022	$255,125	$292,017	$Nil	$351,000	$Nil	$Nil	$898,142
	2021	$375,904	$486,440	$260,804	$72,649	$Nil	$Nil	$1,195,797
	2020	$80,365	$Nil	$Nil	$Nil	$Nil	$Nil	$80,365

Notes:

(1)	The Company follows the fair value method of accounting for all equity-based compensation arrangements. The values reported for option- based and share-based awards represent the value vested during the corresponding period based on an estimate of the grant date fair value of the awards. Fair value of option-based awards is calculated in accordance with the Black-Scholes pricing model, and fair value of share-based awards is calculated using the market price of the Common Shares on the grant date. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the awards. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based and share-based compensation. Additionally, because options and restricted SUs granted on December 9, 2020 pursuant to the Current Stock Option Plan and SU Plan were subject to Shareholder approval, which was received at the January 20, 2021 Shareholders’ meeting, the grant date for such options and SUs is considered under IFRS 2 to be the Shareholder approval date. Accordingly, the amounts shown above for 2021 include equity-based compensation granted in respect of services provided in 2021, 2020, and 2019. For illustrative purposes, the table below breaks down the equity-based awards by year:

	2021 Share-based awards			2021 Option-based awards
Name	Awards for 2021 (CAD$)	Awards for 2020 & 2019 (CAD$)	Total (CAD$)	Awards for 2021 (CAD$)	Awards for 2020 & 2019 (CAD$)	Total (CAD$)
Adrian Montgomery	$1,193,076	$2,922,556	$4,115,632	$623,345	$1,324,629	$1,947,974
Alex Macdonald	$325,748	$1,250,567	$1,576,315	$170,192	$551,045	$721,237
Eric Bernofsky	$280,191	$484,709	$764,899	$146,392	$230,921	$377,313
Thamba Tharmalingam	$356,116	$130,324	$486,440	$186,060	$74,744	$260,804
Bill Karamouzis	N/A	N/A	N/A	N/A	N/A	N/A
William Alfred Drolet	$30,412	$52,052	$82,464	$58,208	$55,194	$113,402

Refer to “NEO Compensation – Incentive Plan Awards” for a summary of such awards.

(2)	Represents commissions and discretionary cash bonuses relating to the annual non-equity incentive plan. Refer to “Compensation Program – Discretionary Cash Bonuses”.

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(3)	Adrian Montgomery was appointed CEO and a director on June 27, 2018. His role as CEO ended on March 1, 2023. His executive salary based compensation, outlined above, began on August 30, 2019.
(4)	Alex Macdonald was appointed CFO, and his salary based compensation began on August 30, 2019.
(5)	Eric Bernofsky was initially appointed as Chief Operating Officer, and his salary based compensation began on August 30, 2019. On September 16, 2020 he was appointed as Chief Corporate Officer. His role as Chief Corporate Officer ended on April 28, 2023.
(6)	Bill Karamouzis was appointed President on August 2, 2022, and his salary based compensation outlined above began on September 3, 2021.
(7)	Mr. Karamouzis and Mr. Drolet’s salaries are paid in US dollars and therefore have been converted into Canadian dollars using $1.3011 CAD/USD, the Bank of Canada average exchange rate in 2022.
(8)	William Alfred Drolet was appointed Chief Revenue Officer on August 10, 2022, and his salary based compensation outlined above began on February 3, 2020.
(9)	Thamba Tharmalingam was appointed Chief Operating Officer, and his salary based compensation began on August 13, 2020. His role as Chief Operating Officer ended on August 3, 2022.

There was no re-pricing or other significant changes to the terms of any option-based or SU award during the financial year ended December 31, 2022.

Incentive Plan Awards

The following table provides details regarding the outstanding option-based awards and share-based awards held by the NEOs as at December 31, 2022:

Name and principal position	Option-based Awards						Share-based Awards
	Option grant date	Number of securities underlying unexercised options	Number of vested and unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options (CAD$)(1)	Grant date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested (CAD$)(2)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)(3)
Adrian Montgomery Non-Executive Chairman and Former Chief Executive Officer	Apr 20, 2022	292,271	Nil	$2.75	Apr 20, 2027	$Nil	Apr 20, 2022	440,000	$325,600	$Nil
	Apr 13, 2021	189,590	63,196	$8.75	Jan 1, 2026	$Nil	Apr 13, 2021	162,963	$120,593	$60,296
	Dec 9, 2020(4)	313,847	244,573	$3.20	Dec 9, 2025	$Nil	Dec 9, 2020(4)	112,055	$82,921	$322,761
	May 27, 2019	375,000	375,000	$2.40	Aug 27, 2024	$Nil	-	-	-	-
	Dec 12, 2018	68,500	68,500	$1.00	Dec 12, 2028	$Nil	-	-	-	-
Alex Macdonald Chief Financial Officer	Apr 20, 2022	123,219	Nil	$2.75	Apr 20, 2027	$Nil	Apr 20, 2022	185,500	$137,270	$Nil
	Apr 13, 2021	51,764	17,254	$8.75	Jan 1, 2026	$Nil	Apr 13, 2021	44,494	$32,926	$16,463
	Dec 9, 2020(4)	124,649	104,576	$3.20	Dec 9, 2025	$Nil	Dec 9, 2020(4)	32,470	$24,028	$143,411
	May 27, 2019	187,500	187,500	$2.40	Aug 27, 2024	$Nil	-	-	-	-
Eric Bernofsky Former Chief Corporate Officer	Apr 20, 2022	60,870	Nil	$2.75	Apr 20, 2027	$Nil	Apr 20, 2022	91,636	$67,811	$Nil
	Apr 13, 2021	44,525	14,841	$8.75	Jan 1, 2026	$Nil	Apr 13, 2021	38,272	$28,321	$14,160
	Dec 9, 2020(4)	60,952	40,634	$3.20	Dec 9, 2025	$Nil	Dec 9, 2020(4)	32,865	$24,320	$48,639
	Mar 29, 2019	36,925	36,925	$2.37	Mar 29, 2024	$Nil	-	-	-	-
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William Alfred Drolet Former Chief Revenue Officer	Apr 20, 2022	50,000	Nil	$2.75	Apr 20, 2027	$Nil	Apr 20, 2022	50,000	$37,000	$Nil
	Apr 13, 2021	9,250	3,083	$8.75	Jan 1, 2026	$Nil	Apr 13, 2021	7,951	$5,884	$2,942
	Dec 9, 2020(4)	13,882	9,254	$3.20	Dec 9, 2025	$Nil	Dec 9, 2020(4)	3,743	$2,770	$5,538
Bill Karamouzis President	Apr 20, 2022	10,000	Nil	$2.75	Apr 20, 2027	$Nil	Apr 20, 2022	10,000	$7,400	$Nil
Thamba Tharmalingam Former Chief Operating Officer	-	-	-	-	-	-	Apr 20, 2022	Nil	$Nil	$123,333
	-	-	-	-	-	-	Apr 13, 2021	Nil	$Nil	$17,998
	-	-	-	-	-	-	Dec 9, 2020(4)	Nil	$Nil	$13,077

Notes:

(1)	Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares as at December 31, 2022 and the exercise price of the options. The closing price of the Common Shares on the TSX on December 30, 2022, was $0.74.
(2)	Calculated by multiplying the number of Common Shares to be issued for the restricted SUs not vested by the market price of the Common Shares as at December 30, 2022. The closing price of the Common Shares on the TSX on December 30, 2022 was $0.74.
(3)	Calculated by multiplying the number of Common Shares to be issued for the restricted SUs vested not paid out or distributed by the market price of the Common Shares as at December 31, 2022. The closing price of the Common Shares on the TSX on December 30, 2022 was $0.74.

(4)	Options and restricted SUs were granted by the Board on December 9, 2020 pursuant to the Current Stock Option Plan and SU Plan, subject to Shareholder approval of the plans and prior grants thereunder, which was received in the January 20, 2021 Shareholders’ meeting.

Refer to “Securities Authorized for Issuance under Equity Compensation Plans – Option Plan” for details regarding the Current Stock Option Plan and Previous Stock Option Plan, pursuant to which the options in the table above were granted (as applicable), and “Securities Authorized for Issuance Under Equity Compensation Plans – Share Unit Plan” for details regarding the SU Plan, pursuant to which the restricted SUs in the table above were granted.

The following table provides details regarding outstanding option-based awards, equity-based awards and non-equity incentive plan compensation relating to the NEOs, which vested and/or were earned during the financial year ended December 31, 2022:

Name and principal position	Option-based awards - value vested during the year(1) (CAD$)	Share-based awards - value vested during the year(2) (CAD$)	Non-equity incentive plan compensation - value earned during the year(3) (CAD$)
Adrian Montgomery Non-Executive Chairman and Former Chief Executive Officer	$Nil	$829,398	$582,500
Alex Macdonald Chief Financial Officer	$Nil	$299,974	$222,250
Eric Bernofsky Former Chief Corporate Officer	$Nil	$165,831	$120,000
Bill Karamouzis President	$Nil	$Nil	$Nil
William Alfred Drolet Former Chief Revenue Officer	$Nil	$25,564	$357,586
Thamba Tharmalingam Former Chief Operating Officer	$Nil	$574,253	$351,000

Notes:

(1)	The “value vested during the year” is the value that would have been realized if the options had been exercised on the vesting date. The value is the difference between the market price of the Common Shares on the TSX on the vesting date (or the most recent closing price on the TSX) and the exercise price of the options, multiplied by the number of vested options.
(2)	The “value vested during the year” is the value realized on the vesting date. The value is the closing price of the Common Shares on the TSX on the vesting date (or the most recent closing price on the TSX) multiplied by the number of awards.
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(3)	Represents commissions and discretionary cash bonuses relating to the annual non-equity incentive plan. Refer to “Compensation Program - Discretionary Cash Bonuses”.

Option Based Awards

Options and restricted SUs granted on December 9, 2020 pursuant to the Current Stock Option Plan and SU Plan, were subject to Shareholder approval, which was received at the January 20, 2021 Shareholders’ meeting. Accordingly, the grant date for such Options and SUs is considered under IFRS 2 to be the Shareholder approval date. Therefore, the amounts shown under the “Option-based awards” column under NEO Compensation – Summary Compensation above, and the “Option-based awards” column under Director Compensation – Director Summary Compensation below, include equity-based compensation granted in respect of both 2020 and 2021.

Pension Plan Benefits

The Company has not established a pension plan, defined benefits plan, defined contribution plan, or any retirement savings program for the NEOs or other employees of the Company.

Termination and Change of Control Benefits

The Company has entered into employment agreements with certain NEOs. The agreements establish the terms and conditions that will apply during their employment with the Company, as well as the terms and conditions that will apply upon termination of their employment.

Adrian Montgomery – Former CEO

Adrian Montgomery’s role as CEO ended on March 1, 2023.

Adrian Montgomery’s employment was governed by his employment agreement (the “Montgomery Employment Agreement”). Under the Montgomery Employment Agreement, the Company had the ability to terminate Mr. Montgomery without just cause provided that it paid to Mr. Montgomery a lump sum payment equal to his base salary for 30 months plus: (i) any earned but unpaid annual bonus amounts (prorated for the year of termination, ranging from 50% to 90% of his base salary, calculated on the basis of corporate objectives established and amended from time to time by the Board and/or Compensation & Governance Committee), (ii) any reasonably necessary, out-of- pocket, unpaid business expenses (submitted in accordance with Company policies), (iii) any accrued but unused vacation pay, based on a vacation entitlement of six weeks per year, (iv) continued benefits coverage for a period of 15 months following the date of termination, and (v) all stock options and restricted share units granted as of the date of termination were deemed to vest as of the date of termination and the period for exercising such stock options was extended for a period of twenty-four (24) months following the date of termination. Mr. Montgomery could have elected to terminate the Montgomery Employment Agreement with 30 days prior written notice for “good reason” (as defined in the Montgomery Employment Agreement), or within 12 months of the occurrence of a “change of control” of the Company (as defined in the Montgomery Employment Agreement), and upon such election, would have been entitled to the same termination benefits described above.

Mr. Montgomery was committed to non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and confidentiality covenants during and after his employment.

Upon his transition from CEO on March 1, 2023, the Company agreed to continue the Montgomery Employment Agreement until such time that the Company could satisfy the applicable termination settlement amounts owing in accordance with the foregoing or could reach an alternative arrangement with Mr. Montgomery in respect of such settlement amount. Accordingly, the terms of the Montgomery Employment Agreement continue to govern for Mr. Montgomery’s role as Non-Executive Chairman of the Board.

Alex Macdonald – CFO

Alex Macdonald’s employment is governed by his employment agreement (the “Macdonald Employment Agreement”). The Macdonald Employment Agreement may be terminated for just cause by the Company, without notice or payment and benefits in lieu of termination notice (except to the extent required by statute), if Mr. Macdonald: (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the Macdonald Employment Agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to the Company or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty (in Canada or the U.S.) or nolo contendere (in the U.S.) to a crime that constitutes an indictable offence (in Canada) or a felony (in the U.S.) involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on the Company; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of Mr. Macdonald, that precludes Mr. Macdonald, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to the Company in any material respect which has a direct and materially adverse effect on the Company; (vi) makes any unauthorized willful or grossly negligent disclosure of the Company’s confidential

18

information; and/or (vii) commits a material breach of his duties to the Company under the Macdonald Employment Agreement that results in material harm to the Company.

The Company may terminate the Macdonald Employment Agreement without just cause provided that it pays to Mr. Macdonald a lump sum payment equal to his base salary for 30 months plus (i) any earned but unpaid annual bonus amounts (prorated for the year of termination, ranging from 50% to 75% of his base salary, calculated on the basis of corporate objectives established and amended from time to time by the Board and/or Compensation & Governance Committee), (ii) any reasonably necessary, out-of-pocket, unpaid business expenses (submitted in accordance with Company policies), and (iii) any accrued but unused vacation pay, based on a vacation entitlement of four weeks per year. In addition, if the Company terminates Mr. Macdonald without just cause: (i) it must continue Mr. Macdonald’s benefits plan coverage for a period of 15 months following the date of termination, and (ii) all stock options and restricted share units granted as of the date of termination will be deemed to vest as of the date of termination and the period for exercising such stock options will be extended for a period of twenty-four (24) months following the date of termination. Mr. Macdonald may elect to terminate the Macdonald Employment Agreement with 30 days prior written notice for “good reason” (as defined in the Macdonald Employment Agreement), or within 12 months of the occurrence of a “change of control” of the Company (as defined in the Macdonald Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above.

Mr. Macdonald is committed to non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and confidentiality covenants during and after his employment.

Eric Bernofsky – Former Chief Corporate officer

Eric Bernofsky’s role as Chief Corporate Officer ended on April 28, 2023.

Eric Bernofsky’s employment was governed by his employment agreement (the “Bernofsky Employment Agreement”).

Under the Bernofsky Employment Agreement, the Company had the ability to terminate Mr. Bernofsky without just cause provided that it paid to Mr. Bernofsky 24 months’ base salary based on the base salary paid in the immediate 12 month period, plus (i) any accrued but unused vacation, and (ii) his benefits for the earlier of 6 months or until Mr. Bernofsky obtains comparable benefits from another source. Mr. Bernofsky could have elected to terminate the agreement within 90 days of the occurrence of a “change of control” of the Company (as defined in the Bernofsky Employment Agreement), and upon such election, would have been entitled to the same termination benefits described above.

Mr. Bernofsky was committed to non-competition covenants during his employment, and for the 12 month period thereafter, and confidentiality covenants during his employment and for the 6 month period thereafter.

Bill Karamouzis – President

Bill Karamouzis’ employment is governed by his employment agreement (the “Karamouzis Employment Agreement”). The Karamouzis Employment Agreement may be terminated for just cause by the Company, without notice or payment and benefits in lieu of termination notice (except to the extent required by statute), if Mr. Karamouzis : (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the Karamouzis Employment Agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to the Company or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty (in Canada or the U.S.) or nolo contendere (in the U.S.) to a crime that constitutes an indictable offence (in Canada) or a felony (in the U.S.) involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on the Company; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of Mr. Karamouzis, that precludes Mr. Karamouzis, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to the Company in any material respect which has a direct and materially adverse effect on the Company; (vi) makes any unauthorized willful or grossly negligent disclosure of the Company’s confidential information; and/or (vii) commits a material breach of his duties to the Company under the Karamouzis Employment Agreement that results in material harm to the Company.

The Company may terminate the Karamouzis Employment Agreement without just cause provided that it pays to Mr. Karamouzis a lump sum payment equal to his base salary for 12 months plus (i) any earned but unpaid annual bonus amounts (prorated for the year of termination, ranging from 50% to 90% of his base salary, calculated on the basis of corporate objectives established and amended from time to time by the Board and/or Compensation & Governance Committee), (ii) any reasonably necessary, out-of-pocket, unpaid business expenses (submitted in accordance with Company policies), and (iii) any accrued but unused vacation pay, based on a vacation entitlement of five weeks per year. In addition, if the Company terminates Mr. Karamouzis without just cause: (i) it must continue Mr. Karamouzis’s benefits plan coverage for a period of 12 months following the date of termination, and (ii) all stock options and

19

restricted share units granted as of the date of termination that were scheduled to vest within the following 12 months following the date of termination will be deemed to vest as of the date of termination and the period for exercising such stock options will be extended for a period of 12 months following the date of termination.

Mr. Karamouzis may elect to terminate the Karamouzis Employment Agreement with 30 days prior written notice for “good reason” (as defined in the Karamouzis Employment Agreement) and upon such election, shall be entitled to the same termination benefits described above.

Mr. Karamouzis is committed to non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and confidentiality covenants during and after his employment.

William Alfred Drolet – Former Chief Revenue Officer

William Alfred Drolet’s role as Chief Revenue Officer ended on April 28, 2023.

William Alfred Drolet’s employment was governed by his employment agreement (the “Drolet Employment Agreement”), which was entered into with the Company’s U.S. subsidiary, Enthusiast Gaming Media (US) Inc. (“Enthusiast US”). Enthusiast US had the ability to terminate the Drolet Employment Agreement without just cause provided that it pays to Mr. Drolet 6 months’ severance, plus payment in lieu of accrued but untaken vacation days. Mr. Drolet had the ability to elect to terminate the agreement for any reason or no reason. Mr. Drolet was committed to non-competition covenants during his employment, and for the 12 month period thereafter if Enthusiast US terminated the Drolet Employment Agreement for any reason or for the 4 month period thereafter if Mr. Drolet’s employment was otherwise terminated.

Mr. Drolet was also committed to non-solicitation and non-interference covenants during his employment and for the 2 year period thereafter, and confidentiality covenants during and after his employment.

Thamba Tharmalingam – Former Chief Operating Officer

Thamba Tharmalingam’s role as Chief Operating Officer ended on August 3, 2022.

Thamba Tharmalingam’s employment was governed by his employment agreement (the “Tharmalingam Employment Agreement”).

Under the Tharmalingam Employment Agreement, the Company had the ability to terminate Mr. Tharmalingam without just cause provided that it paid to Mr. Tharmalingam a lump sum payment equal to his base salary for 30 months plus (i) any earned but unpaid annual bonus amounts (prorated for the year of termination, ranging from 50% to 90% of his base salary, calculated on the basis of corporate objectives established and amended from time to time by the Board and/or Compensation & Governance Committee), (ii) any reasonably necessary, out-of-pocket, unpaid business expenses (submitted in accordance with Company policies), (iii) any accrued but unused vacation pay, based on a vacation entitlement of four weeks per year, (iv) continued benefits coverage for a period of 15 months following the date of termination, and (v) all stock options and restricted share units granted as of the date of termination were deemed to vest as of the date of termination and the period for exercising such stock options was extended for a period of twenty-four (24) months following the date of termination. Mr. Tharmalingam could have elected to terminate the Tharmalingam Employment Agreement with 30 days prior written notice for “good reason” (as defined in the Tharmalingam Employment Agreement), or within 12 months of the occurrence of a “change of control” of the Company (as defined in the Tharmalingam Employment Agreement), and upon such election, would be entitled to the same termination benefits described above.

Mr. Tharmalingam was committed to non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and confidentiality covenants during and after his employment.

Other than as described herein, the Company and its subsidiaries are not party to any compensation plan, agreement, contract or arrangement where any NEO is entitled to receive incremental compensation in the event of resignation, retirement or termination (whether voluntary, involuntary or constructive) of employment, a change of control of the Company or its subsidiaries, or a change in any NEO’s responsibilities.

The following are estimated incremental payments, payables and benefits under each of the employment agreements with each of the NEOs who remain employed with the Company, assuming a termination without cause, for “good reason” (as defined in each NEO’s employment agreement) or “change of control” of the Company (as defined in each NEO’s employment agreement) took place on December 31, 2022:

Name	Aggregate Salary	Aggregate Bonus	RSUs	Options	Total
Adrian Montgomery	$1,168,750	$420,750	$529,113	$Nil	$2,118,613
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Name	Aggregate Salary	Aggregate Bonus	RSUs	Options	Total
Alex Macdonald	$728,750	$218,625	$194,223	$Nil	$1,141,598
Bill Karamouzis(1)	$437,300	$393,570	$2,466	$Nil	$833,336
(1)	Mr. Karamouzis’ compensation is paid in US dollars and therefore has been converted into Canadian dollars using $1.3011 CAD/USD, the Bank of Canada average exchange rate in 2022.

Other than as described herein, the NEOs whose employment with the Company ceased since the beginning of the Company’s most recently completed financial year have been treated in accordance with their respective agreements and have received, or are continuing to receive, all entitlements applicable thereunder in connection with the nature of their termination. In addition to the foregoing, Mr. Drolet was paid an amount equal to US$83,341 on account of first quarter commissions earned prior to the date of termination and was granted a six (6) month extension of benefits coverage.

Director Compensation

The rationale for the level of the director compensation under the compensation program is generally the same as the rationale for the compensation policies of the NEOs. The compensation policies are in place to assist the Company in attracting and retaining a team of experienced directors with the aim of enhancing Shareholder value.

During the fiscal year ended December 31, 2022, the remuneration for all non-executive directors was $351,538, representing payment of $117,179 per quarter over the first three fiscal quarters of 2022. In light of the Company’s cash position and macroeconomic conditions, Board fees for the fourth quarter of 2022 were settled by the issuance of additional RSUs. An aggregate of $49,357 in additional fees was paid to non-executive directors in the fiscal year ended December 31, 2022 for serving on the Board committees. No additional fees were paid to non-executive directors in 2022 for attending meetings.

Additionally, directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending Board, committee or Shareholder meetings, and otherwise incurred in carrying out their duties as directors of the Company.

Additionally, directors are also entitled to receive compensation to the extent that they provided services to the Company outside of their role as directors at rates that would otherwise be charged by such directors for such services to arm’s length parties or less. During the financial year ended December 31, 2022, additional fees were paid to directors for such services, as noted below.

Refer to “Executive Compensation – NEO Compensation” for details regarding compensation of the Company’s Former CEO, Adrian Montgomery, who is also a director of the Company.

Director Summary Compensation

The following compensation table sets out the compensation paid to each of the Company’s directors (excluding the Company’s Former CEO, who was also an NEO) in the year ended December 31, 2022:

Name	Fees earned (CAD$)(1)	Share-based awards (CAD$)(2)	Option-based awards (CAD$)(2)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total (CAD$)
John Albright Lead Director	$54,203	$92,291	$40,641	$Nil	$Nil	$Nil	$187,135
Michael Beckerman Director	$60,354	$156,120	$70,995	$Nil	$Nil	$Nil	$287,469
Scott Michael O’Neil(3) Director	$13,743	$25,976	$6,465	$Nil	$Nil	$Nil	$46,184
David Goldhill(3) Director	$12,542	$24,797	$6,465	$Nil	$Nil	$Nil	$43,804
Janny Lee(3) Director	$13,743	$25,976	$6,465	$Nil	$Nil	$Nil	$46,184
21

Alan Friedman Director	$55,476	$153,175	$70,995	$Nil	$Nil	$75,022(4)	$354,668
Ben Colabrese Director	$61,628	$155,531	$70,995	$Nil	$Nil	$Nil	$288,154
Richard Sherman Director	$47,979	$288,755(5)	$31,452	$Nil	$Nil	$Nil	$368,186
Angela Marie Ruggiero(3) Director	$13,743	$25,976	$6,465	$Nil	$Nil	$Nil	$46,184
Nicole Musicco(6) Former Director	$15,073	$Nil	$Nil	$Nil	$Nil	$Nil	$15,073
Francesco Aquilini(7) Former Director	$52,410	$173,154	$87,234	$Nil	$Nil	$Nil	$312,798
Menashe Kestenbaum(8) Former Director	$108,750	$Nil	$Nil	$200,000	$Nil	$Nil	$308,750

Notes:

(1)	Represents board and committee fees. Note that, upon resolution of the Board, Board fees for the fourth quarter of 2022 were satisfied by the issuance of RSUs in lieu of cash payments.
(2)	The Company follows the fair value method of accounting for all equity-based compensation arrangements. The values reported for option-based and share-based awards represent the value vested during the corresponding period based on an estimate of the grant date fair value of the awards. Fair value of option-based awards is calculated in accordance with the Black-Scholes pricing model, and fair value of share-based awards is calculated using the market price of the Common Shares on the grant date. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the awards. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based and share-based compensation. Refer to “Director Compensation – Incentive Plan Awards” for a summary of such awards.
(3)	Elected to the Board on July 19, 2022.
(4)	Represents fees earned by Alan Friedman pursuant to consulting services provided to the Company.
(5)	Of this amount, $215,004 relates to the vesting of restricted SUs issued on April 13, 2021 in consideration for the brand ambassador services provided to the Company by Mr. Sherman from September 2020 to September 2021.
(6)	Nicole Musicco resigned from the Board on March 25, 2022.
(7)	Ceased to be a member of the Board on July 19, 2022.
(8)	Ceased to be a member of the Board on March 30, 2022. Note that Menashe Kestenbaum’s compensation disclosed above was paid in relation to his role as President of the Company up until his date of termination. As an executive director, no fees were paid or payable to Mr. Kestenbaum for his role on the Board.

Incentive Plan Awards

The following table provides details regarding the outstanding option-based and share-based awards held by directors (excluding the Company’s Former CEO, who was also a NEO) as at December 31, 2022:

	Option-based Awards							Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options	Number of options vested and unexercised	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options (CAD$)(1)	Grant date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested (CAD$)(2)	Market or payout value of vested share-based awards not paid out or distributed (3)
John Albright Lead Director	Apr 20, 2022	35,467	Nil	$2.75	Apr 20, 2027	$Nil	Nov 17, 2022	Nil	$Nil	$11,785
	-	-	-	-	-	-	Apr 20, 2022	53,394	$39,512	$Nil
Michael Beckerman Director	Apr 20, 2022	27,448	Nil	$2.75	Apr 20, 2027	$Nil	Nov 17, 2022	Nil	$Nil	$13,938
	Apr 13, 2021	12,582	4,194	$8.75	Jan 1, 2026	$Nil	Apr 20, 2022	41,321	$30,578	$Nil
22

	Option-based Awards							Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options	Number of options vested and unexercised	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options (CAD$)(1)	Grant date	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested (CAD$)(2)	Market or payout value of vested share-based awards not paid out or distributed (3)
	Dec 9, 2020(4)	18,883	12,588	$3.20	Dec 9, 2025	$Nil	Apr 13, 2021	10,815	$8,003	$4,001
	May 27, 2019	62,500	62,500	$2.40	Aug 27, 2024	$Nil	Dec 9, 2020(4)	10,182	$7,535	$15,068
Scott Michael O’Neil(5) Director	Nov 17, 2022	30,652	Nil	$1.13	Feb 16, 2027	$Nil	Nov 17, 2022	45,556	$33,711	$11,247
David Goldhill(5) Director	Nov 17, 2022	30,652	Nil	$1.13	Feb 16, 2027	$Nil	Nov 17, 2022	45,556	$33,711	$10,171
Janny Lee(5) Director	Nov 17, 2022	30,652	Nil	$1.13	Feb 16, 2027	$Nil	Nov 17, 2022	45,556	$33,711	$11,247
Alan Friedman Director	Apr 20, 2022	27,448	Nil	$2.75	Apr 20, 2027	$Nil	Nov 17, 2022	Nil	$Nil	$11,247
	Apr 13, 2021	12,582	4,194	$8.75	Jan 1, 2026	$Nil	Apr 20, 2022	41,321	$30,578	$Nil
	Dec 9, 2020(4)	18,883	12,588	$3.20	Dec 9, 2025	$Nil	Apr 13, 2021	10,815	$8,003	$4,001
	Mar 29, 2019	31,650	31,650	$2.37	Mar 29, 2024	$Nil	Dec 9, 2020(4)	10,182	$7,535	$15,068
Ben Colabrese Director	Apr 20, 2022	27,448	Nil	$2.75	Apr 20, 2027	$Nil	Nov 17, 2022	Nil	$Nil	$13,400
	Apr 13, 2021	12,582	4,194	$8.75	Jan 1, 2026	$Nil	Apr 20, 2022	41,321	$30,578	$Nil
	Dec 9, 2020(4)	18,883	12,588	$3.20	Dec 9, 2025	$Nil	Apr 13, 2021	10,815	$8,003	$4,001
	Nov 14, 2018	13,187	13,187	$2.37	Nov 14, 2023	$Nil	Dec 9, 2020(4)	10,182	$7,535	$15,068
	Mar 29, 2019	26,375	26,375	$2.37	Mar 29, 2024	$Nil	-	-	-	-
Richard Sherman(6) Director	Apr 20, 2022	27,448	Nil	$2.75	Apr 20, 2027	$Nil	Nov 17, 2022	Nil	$Nil	$11,247
	-	-	-	-	-	-	Apr 20, 2022	41,321	$30,578	$Nil
	-	-	-	-	-	-	Apr 13, 2021	51,708	$38,264	$Nil
Angela Marie Ruggiero(5) Director	Nov 17, 2022	30,652	Nil	$1.13	Feb 16, 2027	$Nil	Nov 17, 2022	45,556	$33,711	$11,247
Nicole Musicco(7) Former Director	-	-	-	-	-	-	-	-	-	-
Francesco Aquilini(8) Former Director	Apr 20, 2022	32,638	Nil	$2.75	Apr 20, 2027	$Nil	Apr 20, 2022	49,135	$36,360	$Nil
	Apr 13, 2021	15,857	5,285	$8.75	Jan 1, 2026	$Nil	Apr 13, 2021	13,630	$10,086	$Nil
	Dec 9, 2020(4)	23,797	15,864	$3.20	Dec 9, 2025	$Nil	Dec 9, 2020	12,832	$9,496	$Nil
	May 27, 2019	125,000	125,000	$2.40	Aug 27, 2024	$Nil	Nil	Nil	$Nil	$Nil
	Dec 12, 2018	68,500	68,500	$1.00	Dec 12, 2028	$Nil	Nil	Nil	$Nil	$Nil
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	Option-based Awards							Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options	Number of options vested and unexercised	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options (CAD$)(1)	Grant date	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested (CAD$)(2)	Market or payout value of vested share-based awards not paid out or distributed (3)
Menashe Kestenbaum(9) Former Director	-	-	-	-	-	-	Apr 13, 2021	Nil	$Nil	$27,133
	-	-	-	-	-	-	Dec 9, 2020	Nil	$Nil	$58,620

Notes:

(1)	Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares as at December 30, 2022 and the exercise price of the options. The closing price of the Common Shares on the TSX on December 30, 2022, was $0.74.
(2)	Calculated by multiplying the number of Common Shares to be issued for the restricted SUs not vested by the market price of the Common Shares as at December 30, 2022. The closing price of the Common Shares on the TSX on December 30, 2022 was $0.74.
(3)	Calculated by multiplying the number of Common Shares to be issued for the restricted SUs vested not paid out or distributed by the market price of the Common Shares as at December 30, 2022. The closing price of the Common Shares on the TSX on December 30, 2022 was $0.74.

(4)	Options and restricted SUs were granted by the Board on December 9, 2020 pursuant to the Current Stock Option Plan and SU Plan, subject to Shareholder approval of the plans and the prior grants thereunder, which was received in the January 20, 2021 Shareholders’ meeting.
(5)	Elected to the Board on July 19, 2022.
(6)	Richard Sherman was issued restricted SUs as consideration for the brand ambassador services provided to the Company.
(7)	Nicole Musicco resigned from the Board on March 25, 2022.
(8)	Ceased to be a member of the Board on July 19, 2022.
(9)	Ceased to be a member of the Board on March 30, 2022.

Directors Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the option-based awards and share-based awards which vested or were earned during the financial year ended December 31, 2022 for each director (excluding the Company’s CEO and former President who are also NEOs):

Name and Principal Position	Option-Based Awards – Value Vested During the Year (CAD$)(1)	Share-Based Awards – Value Vested During the Year(2) (CAD$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CAD$)
John Albright Lead Director	$Nil	$12,900	$Nil
Michael Beckerman Director	$Nil	$64,692	$Nil
Scott Michael O’Neil(3) Director	$Nil	$12,311	$Nil
David Goldhill(3) Director	$Nil	$11,133	$Nil
Janny Lee(3) Director	$Nil	$12,311	$Nil
Alan Friedman Director	$Nil	$61,747	$Nil
Ben Colabrese Director	$Nil	$64,103	$Nil

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Name and Principal Position	Option-Based Awards – Value Vested During the Year (CAD$)(1)	Share-Based Awards – Value Vested During the Year(2) (CAD$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CAD$)
Richard Sherman Director	$Nil	$108,488	$Nil
Angela Marie Ruggiero(3) Director	$Nil	$12,311	$Nil
Nicole Musicco(4) Former Director	$Nil	$Nil	$Nil
Francesco Aquilini(5) Former Director	$Nil	$62,301	$Nil
Menashe Kestenbaum(6) Former Director	$Nil	$250,466	$200,000

Notes:

(1)	The “value vested during the year”is the value that would have been realized if the options had been exercised on the vesting date. The value is the difference between the closing price on the common shares on the TSX on the vesting date (or the most recent closing price on the TSX) and the exercise price of the options, multiplied by the number of vested options.
(2)	The “value vested during the year” is the value realized on the vesting date. The value is the closing price on the common shares on the TSX on the vesting date (or the most recent closing price on the TSX) multiplied by the number of awards.
(3)	Elected to the Board on July 19, 2022.
(4)	Nicole Musicco resigned from the Board on March 25, 2022.
(5)	Ceased to be a member of the Board on July 19, 2022.
(6)	Ceased to be a member of the Board on March 30, 2022.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information as at December 31, 2022, with respect to the Company’s compensation plans under which equity securities of the Company are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities, remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	8,081,436(1)	$1.69	7,095,288
Equity compensation plans not approved by securityholders	Nil	$Nil	Nil
Total	8,081,436	$1.69	7,095,288

Notes:

(1)	The options were granted under the Previous Stock Option Plan, which was subsequently replaced by the Current Stock Option Plan. All options granted under the Previous Stock Option Plan have been rolled into the Current Stock Option Plan.

Option Plan

The Board approved the adoption of a new stock option plan (the “Current Stock Option Plan”) on January 16, 2020 and amended on December 17, 2020 (and received Shareholder approval in the January 20, 2021 Shareholders’ meeting), to replace its previous stock option plan adopted on July 23, 2018 and amended on July 9, 2019 (the “Previous Stock Option Plan”).

The Current Stock Option Plan replaced in its entirety the Company’s Previous Stock Option Plan and, except for those specific terms and conditions of the Current Stock Option Plan that would, if applied to the options outstanding under the Previous Stock Option Plan, impair the entitlements of the optionees holding such outstanding options, all of the outstanding options previously governed by the Previous Stock Option Plan are governed by the terms and conditions of the Current Stock Option Plan.

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Below is a brief overview of the Current Stock Option Plan. A complete copy of the Current Stock Option Plan can be found in the Company’s management information circular dated December 23, 2020, relating to the Company’s annual general and special meeting of Shareholders held on January 20, 2021 (the “2020 Circular”). Copies of the 2020 Circular may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company. Capitalized terms used, but not defined herein have the meaning ascribed to them in the Current Stock Option Plan:

1)	The Board or, if the Board so decides by resolution, a committee appointed by the Board (the “Committee”), may, in its sole discretion, determine the vesting and exercise price provisions of the Current Stock Option Plan.

2)	The option term will be determined, at the time of granting the particular option, by the Board, or, as the case may be, the Committee, provided that such term shall not exceed 10 years.

3)	In the event the expiration date of an option falls within a black-out period or within nine (9) trading days following the black-out period, such expiration date will be automatically extended to the tenth (10th) trading day after the end of the black-out period.

4)	Although the Board or the Committee, as the case may be, have the discretion to include performance criteria in the vesting provisions, stock options are not currently intended to be performance-based. However, refer to “Executive Compensation – Compensation Discussion and Analysis” for more information regarding the use of options as part of the compensation for executive officers and directors.

5)	Options cannot be granted below the market value of the Common Shares at the date of grant, such market value corresponding to the volume-weighted average price of the Common Shares on the TSX for the five (5) trading days preceding the date of grant. The price so determined will be rounded up to the next highest cent.

6)	The Company does not generally provide financial assistance in order for participants to exercise their options under the Current Stock Option Plan.

7)	Under the Current Stock Option Plan, a participant may, in exercising his or her options, provide for payment of the underlying Common Shares by way of selling, at the prevailing market price of the Common Shares on the TSX at the time of such sale, the necessary number of Common Shares issuable upon the exercise of his or her option, in order to pay the applicable exercise price with the resulting proceeds.

8)	The maximum number of Common Shares reserved and available under the Current Stock Option Plan issuable in aggregate at any time for grants of options and under any other share based compensation arrangement adopted by the Company is limited to 10% of the issued and outstanding Common Shares, from time to time. Moreover, Common Shares in respect of which an option is granted and exercised, and Common Shares in respect of which an option is granted but not exercised prior to the termination of such option, whether through lapse of time or otherwise, shall thereafter be available for new grants of options granted by the Board under the Current Stock Option Plan.

9)	Individual grant limits:

a.	the aggregate number of Common Shares reserved for issuance at any time to any one participant under the Current Stock Option Plan shall not exceed 5% of the issued and outstanding Common Shares at such time;

b.	the aggregate number of Common Shares issued under the Current Stock Option Plan or any other proposed or established share compensation arrangement to any one insider within any one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

c.	the aggregate number of Common Shares issued to insiders under the Current Stock Option Plan or any other proposed or established share compensation arrangement within any one-year period and issuable to insiders at any time under the Current Stock Option Plan or any other proposed or established share compensation arrangement shall in each case not exceed 10% of the issued and outstanding Common Shares; and
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d.	the number of Common Shares that are issuable to non-employee directors under the Current Stock Option Plan and any other equity compensation arrangement, other than deferred share units issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares; or (ii) $150,000 worth of Common Shares annually per participant, of which no more than $100,000 may be in the form of options.

10)	In the case that a Successor Organization would result from a Change of Control, and unless otherwise previously determined by the Board, in the event of a Change in Control, each option that is not converted into or substituted by an Alternative Award of the successor entity will be accelerated to become exercisable immediately prior to such Change in Control event. The Current Stock Option Plan contains double trigger provisions for the acceleration of vesting only in the case of termination without cause or resignation for good reason within twelve (12) months after the Change of Control. Accordingly, each exercisable option or Alternative Award would remain exercisable for a period of twenty-four (24) calendar months from the date of termination (other than for cause) or resignation for good reason (but not later than the end of the option term); and each non-exercisable option or Alternative Award would become exercisable upon such termination or resignation for good reason and would remain exercisable for a period of twenty-four (24) calendar months from the date of termination or resignation for good reason (but not later than the end of the option term). Any option or Alternative Award shall expire thereafter.

11)	Directors, officers, consultants, and employees of the Company or its subsidiaries are eligible participants.

12)	The Current Stock Option Plan is subject to the Company’s clawback policy.

13)	Stock options are not assignable nor transferable by participants, whether voluntarily or by operation of law, except by will or by the laws of succession.

14)	Unless determined otherwise by the Board, options granted under the Current Stock Option Plan will expire at the earlier of the option’s expiry date and:

a.	ninety (90) days after the participant’s resignation. Any unvested option at the time the participant ceases to be an employee or service provider of the Company will be forfeited and cancelled;

b.	on the date the participant was informed by the Company that his or her services are no longer required where such termination occurs for cause. Any option or unexercised part thereof will be forfeited and cancelled on such date;

c.	ninety (90) days after the participant was informed by the Company that his or her services are no longer required where such termination occurs without cause. Any unvested option at the time the participant was so informed will be forfeited and cancelled;

d.	one (1) year after the participant’s death. Any unvested option at the time of the participant’s death will be forfeited and cancelled; or

e.	three (3) years after a participant’s retirement, including for options that become vested over such period of three (3) years, subject to relevant non-competition, non-solicitation and confidentiality provisions. Should a participant, during his or her employment with the Company or within two (2) years following his or her retirement, breach any of the non-competition, non-solicitation or confidentiality provisions, any unexercised vested options would be forfeited and the participant’s unvested options would expire immediately. In the event a participant’s employment or service is terminated by reason of injury or disability, any option granted to the participant may be exercised as the rights to exercise accrue.

15)	Amendment provisions:

Amendment provisions are aligned with market best practices and sound governance. The Board has the discretion to make amendments to the Current Stock Option Plan or any option granted without the consent of the participants provided that such amendments do not adversely alter or impair any option previously granted (except certain adjustments provided under the Current Stock Option Plan). The Board may amend

27

the Current Stock Option Plan at any time without having to obtain Shareholder approval, including, but not limited, to the following changes:

a.	amendments of a “housekeeping nature”;

b.	changes to the vesting provisions of any option;

c.	changing the termination provisions of an option, which does not entail an extension beyond the original expiry date, except for extensions related to a black-out period; and

d.	any adjustment to Common Shares subject to outstanding options, for example in case of a subdivision, consolidation, reclassification, reorganization or other change of Common Shares subject to the Current Stock Option Plan.

The Current Stock Option Plan also provides that Shareholder and, where applicable, stock exchange and regulatory approvals, must be obtained for the following changes:

a.	any change to the maximum number of Common Shares issuable from treasury under the Current Stock Option Plan, including an increase to a fixed maximum number or percentage of Common Shares, or a change from a fixed maximum percentage to a fixed maximum number of Common Shares;

b.	any reduction in the exercise price of granted Common Shares or any cancellation of an option and substitution by a new option with a reduced price;

c.	any extension of the option term beyond the original expiry date, except for extensions related to a black-out period;

d.	any amendment which would allow non-employee directors to be eligible for awards under the Current Stock Option Plan on a discretionary basis or an amendment which would increase current limits imposed on non-employee director participation;

e.	any amendments allowing that options granted be transferable or assignable, other than by will or by the laws of succession;

f.	any increase to the maximum number of Common Shares issuable to insiders as a group or individually in a one (1) year period under the Current Stock Option Plan or any other proposed or established share based compensation arrangement; and

g.	any amendment to the amendment provisions.

An overview of the Previous Stock Option Plan can be found in the 2020 Circular. Copies of the 2020 Circular may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company.

As of December 31, 2022: 11,234,742 Common Shares were available for future issuance under the Current Stock Option Plan, which represents 7.40% of the Company’s issued and outstanding Common Shares as of such date.

As of December 31, 2022: the Company had granted 3,941,982 options under the Current Stock Option Plan and Previous Stock Option Plan, representing 2.60% of the issued and outstanding Common Shares as of such date.

The Company’s annual burn rate, calculated as described in Section 613(p) of the TSX Company Manual, under the Current Stock Option Plan and Previous Stock Option Plan was 1.11% in the year ended December 31, 2022, 0.64% in the year ended December 31, 2021, and 0.77% in the year ended December 31, 2020.

Share Unit Plan

The Board approved the adoption of the SU Plan on November 5, 2020 (and received Shareholder approval in the January 20, 2021 Shareholders’ meeting). On May 30, 2023, the Board approved an amendment to the SU Plan of a “housekeeping” nature to correct a provision in the SU Plan relating to the insider participation limit that was inconsistent with another provision of the SU Plan.

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Below is a brief overview of the SU Plan, as amended. A complete copy of the amended SU Plan can be found in “Appendix A” to this Management Information Circular. All capitalized terms used in this section but not defined shall have the meanings ascribed to them in the SU Plan.

1)	Any consultant, service provider, part-time and full-time employee, director, including non-executive directors, or officer of a Participating Company (such term including the Company and its Affiliates, as designated by the Board from time to time) is eligible under the SU Plan.

2)	The SU Plan is administered by the Board, or, if the Board so decides by resolution, a Committee appointed by the Board, which shall, subject to reporting obligations and obtaining the Board’s approval where required, have sole and absolute discretion to, among other things, establish conditions to the vesting of SUs (provided, however, that additional vesting conditions shall be established with respect to U.S. Participants only to the extent allowable under, and in accordance with, the requirements of Section 409A of the United States Internal Revenue Code of 1986 (“Section 409A”)).

3)	SUs that may be granted under the SU Plan include Performance SUs and Restricted SUs. The vesting and settlement of SUs is subject to predetermined criteria set out, at the time of grant, in the applicable Grant Notice. Performance SUs are specifically subject to the attainment of predetermined performance criteria.

4)	SUs may cumulate Dividend SUs, which vest at the same time and in the same proportion as the associated SUs.

5)	The maximum number of Common Shares that are issuable to settle SUs that may settle in treasury Common Shares granted under the SU Plan shall not exceed 4% of the aggregate number of Common Shares issued and outstanding from time to time, provided that Common Shares reserved for issuance pursuant to SUs which are settled, cancelled or terminated without having been settled shall again be available for issuance under the SU Plan. At all times, the Company will reserve and keep available a sufficient number of Common Shares to satisfy the requirements of all outstanding awards granted under the SU Plan. The maximum number of Common Shares issuable in aggregate at any time under the SU Plan and any other share based compensation arrangement adopted by the Company cannot exceed 10% of the Common Shares issued and outstanding at such time.

6)	The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the SU Plan and any other share based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.

7)	The aggregate number of Common Shares reserved for issuance to any one person under the SU Plan and any other share based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

8)	Under no circumstances may the SU Plan, together with all of the Company’s other previously established or proposed share based compensation arrangements, result, at any time, in the number of Common Shares issuable to insiders exceeding 10% of the issued and outstanding Common Shares.

9)	The number of Common Shares that are issuable to non-employee directors under the SU Plan and any other share based compensation arrangement, other than deferred SUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares; nor (ii) $150,000 worth of Common Shares annually per director.

10)	The Company shall settle vested SUs within sixty (60) days of their Vesting Date, by, and at the Company’s option and in its sole discretion, (i) issuing or providing to the participant the number of Common Shares equal to one Common Share for each whole vested SU and delivering to the participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings; (ii) the Company paying to the participant an amount in cash equal to: (A) the number of vested SUs multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii). In the case of a settlement under section (i), the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the participant and the net proceeds of such sale remitted by the Company to the appropriate taxation authorities.
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11)	In no case will the Company settle a vested SU held by a U.S. Participant later than the date that is the fifteenth (15th) day of the third month following the end of the year in which the vested SU ceased to be subject to a substantial risk of forfeiture for purposes of Section 83 of the United States Internal Revenue Code of 1986 and Section 409A.

12)	A participant may not sell, assign or otherwise dispose of any award, except by will or the laws of descent and distribution.

13)	If the employment of a participant is terminated by the Company without Cause or the participant submits a Resignation for Good Reason, in each case, within twelve months following a Change of Control:

a.	all of the participant’s Performance SUs and related Dividend Performance SUs shall vest immediately prior to the participant’s Termination Date using an Adjustment Factor of 1.0 and shall be settled as at the Termination Date; and

b.	all of the participant’s Restricted SUs and related Dividend SUs shall vest immediately prior to the participant’s Termination Date and shall be settled as at the Termination Date.

14)	Shareholder approval shall be required for:

a.	changes to the number of Common Shares issuable under the SU Plan, including an increase to a fixed maximum number or percentage of Common Shares, or a change from a fixed maximum percentage to a fixed maximum number of Common Shares;

b.	any amendment expanding the categories of eligible participants which would have the potential of broadening or increasing insider participation;

c.	any amendment that may increase limits imposed on non-employee director participation;

d.	any amendment which would permit the SUs granted under the SU Plan to be transferable or assignable other than by will or the laws of descent and distribution;

e.	any amendment to the SU Plan’s amendment provisions; and

f.	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

15)	Subject to the foregoing, the Board may, without Shareholder approval, amend or suspend any provision of the SU Plan, or terminate the SU Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may also make the following types of amendments without seeking Shareholder approval:

a.	any amendment to the vesting provisions of the SU Plan and any Grant Notice, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the Vesting Date or the settlement of a SU;

b.	any amendment to the SU Plan or a SU as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the SU Plan or the Shareholders;

c.	any amendment of a “housekeeping” nature;

d.	any amendment respecting the administration of the SU Plan; and

e.	any other amendment that does not require the approval of the Shareholders.

16)	If the employment of a participant is terminated by the Company without Cause, a pro-rated portion of the participant’s unvested Performance or Restricted SUs and related Dividend SUs, as applicable, shall vest
30

immediately prior to the participant’s Termination Date, based on the number of months from the first day of the Performance Period or Grant Term, as applicable, to the Termination Date divided by the number of months in the applicable Performance Period or Grant Term. The participant’s vested Performance or Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Performance or Restricted SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to the Performance SUs and Dividend Performance SUs (or Restricted SUs and Dividend Restricted SUs) which are not vested Performance SUs or Restricted SUs (as applicable) at the participant’s Termination Date.

17)	If the employment or office of a participant is terminated due to resignation by the participant or by the Company for Cause, the participant shall forfeit all rights, title and interest with respect to Performance SUs or Restricted SUs, and the related Dividend SUs which are not vested Performance SUs or Restricted SUs (as applicable) at the participant’s Termination Date. All vested Performance SUs will be settled as at the participant’s Termination Date.

18)	If the employment of a participant is terminated due to the death or Disability of such participant:

a.	for Performance SUs: a pro-rated portion of the participant’s unvested Performance SUs and related Dividend SUs shall vest immediately prior to the date of the participant’s death or Disability, based on the number of complete months from the first day of the Performance Period to the date of the participant’s death or Disability divided by the number of months in the Performance Period. The participant’s vested Performance SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Performance SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to Performance SUs and Dividend Performance SUs which are not vested Performance SUs at the date of the participant’s death or Disability; and

b.	for Restricted SUs: a pro-rated portion of the participant’s Restricted SUs and related Dividend SUs shall vest immediately prior to the date of the participant’s death or Disability, based on the number of months from the first day of the Grant Term to the date of the participant’s death or Disability divided by the number of months in the Grant Term. The participant’s vested Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Restricted SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to Restricted SUs and Dividend Restricted SUs which are not vested Restricted SUs at the date of the participant’s death or Disability.

19)	In case of Retirement of a participant: all of the participant’s Performance or Restricted SUs and related Dividend Performance or Restricted SUs shall continue to vest and shall be settled at the end of the Performance Period or Grant Term (as applicable) in the same manner as if the participant had continued employment to the end of the Performance Period or Grant Term (as applicable). The participant’s Performance or Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Restricted SUs shall be settled not later than the date provided in item 11 above).

As of December 31, 2022: 1,931,236 Common Shares were available for future issuance under the SU Plan, which represents 1.27% of the Company’s issued and outstanding Common Shares as of such date.

As of December 31, 2021: the Company had awarded 4,139,454 SUs under the SU Plan, representing 2.73% of the issued and outstanding Common Shares as of such date.

The Company’s annual burn rate, calculated as described in Section 613(p) of the TSX Company Manual, under the SU Plan was 1.48% in the year ended December 31, 2022, 0.92% in the year ended December 31, 2021, and 1.30% in the year ended December 31, 2020.

The SU Plan along with the Current Stock Option Plan together comprise all equity-based compensation issuable by the Company.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the current or former directors, executive officers or employees of the Company or any of its subsidiaries is indebted to the Company, and as at the date hereof, the indebtedness, if any, of such persons to other entities is not the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no Management Nominee, and no associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

GENERAL

All matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the Shareholders. If a majority of the Common Shares represented at the Meeting should be voted against the re-appointment of KPMG, as auditors of the Company, the Board will appoint another firm of chartered accountants based on the recommendation of the Audit Committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the Shareholders at a meeting.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board and management believe that sound and effective corporate governance is an integral aspect of the Company’s performance. The Board has adopted certain practices and procedures to ensure that effective corporate governance practices are followed, and the Board reviews the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The Canadian Securities Administrators have published NI 58-101 and National Policy 58-201 – Corporate Governance Guidelines, setting forth guidelines for effective corporate governance and corresponding disclosure requirements. The following sets out a description of the Company’s approach to corporate governance as required pursuant to NI 58-101.

The Board

The Board, which is responsible for supervising the management of the business and affairs of the Company, currently comprises of ten (10) directors, of whom eight (8) are independent within the meaning of NI 58-101. The Board provides an opportunity to hold in-camera sessions without management present, including directors who are members of management, at each meeting of the Board in order to facilitate the exercise of directors’ independent judgment. The independent directors currently include John Albright, Ben Colabrese, Michael Beckerman, Alan Friedman, David Goldhill, Janny Lee, Scott Michael O’Neil, and Angela Marie Ruggiero. Adrian Montgomery, the Former CEO, is not independent by virtue of having been a member of the Company’s management until March 1, 2023. Richard Sherman is not considered independent due to consideration received by Mr. Sherman for the brand ambassador services provided to the Company.

The Board has decided to nominate six (6) incumbent director nominees and one (1) new director nominee. The new director nominee is Nicolas Brien. If Management Nominees are so elected, the Board will be comprised of seven (7) directors. Mr. Brien will not be an independent director by virtue of being the CEO of the Company.

Attached as “Appendix B” hereto is a list of the other public companies on which current members of the Board also serve as directors. The Board held eight (8) meetings since the beginning of its most recently completed financial year. Adrian Montgomery, Alan Friedman, Ben Colabrese and Michael Beckerman attended all eight (8) meetings. John Albright and Richard Sherman each attended five (5) of the eight (8) meetings. Angela Marie Ruggiero, Scott Michael O’Neil, Janny Lee and David Goldhill each attended all four (4) of the meetings held since becoming directors. Nicole Mussico and Menashe Kestenbaum each attended both of the two (2) meetings held while they were directors. Francesco Aquilini attended two (2) of the four (4) meetings held while he was a director. At such meetings, from time to time where appropriate, the independent directors held in-camera sessions without the presence of the non- independent directors and management. Such in-camera sessions were held at the end of each of the meetings held last year.

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Chairman

The Chairman of the Board presides at each meeting of the Board and of Shareholders, and is responsible for coordinating with management and the corporate secretary to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for consideration at meetings and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chairman is responsible for ensuring ethical and effective decision making by the Board.

Adrian Montgomery, the Chairman of the Board, is not considered to be an independent director. From July 19, 2022 until Mr. Montgomery’s transition to Chair of the Board on March 1, 2023, John Albright, an independent director, was Chair of the Board. As Mr. Montgomery is not independent, Mr. Albright was appointed as the Lead Director of the Board. In that role, Mr. Albright is responsible for, among other matters, ensuring that the Board acts and functions independently from management, including by holding meetings of the independent directors when deemed necessary.

Board Mandate

The Board has not adopted a formal written mandate. The fundamental responsibility of the Board is to appoint a competent executive team, approve a strategic compensation plan, and to oversee the management of the business in accordance with the BCBCA and with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls. The Board is also charged with approving guidelines, policies and goals for the Company.

Committees of the Board

The Board has established the following committees of the Board comprised of the current members and chaired by the individuals set out in the following table:

Committee	Members(1)
Audit Committee	John Albright Michael Beckerman Ben Colabrese (Chair)
Compensation & Governance Committee	Michael Beckerman Alan Friedman Janny Lee Scott Michael O’Neil (Chair) Angela Marie Ruggiero

Note:

(1)	All of the members of the Audit Committee and the Compensation & Governance Committee are independent within the meaning of applicable Canadian securities laws.

Audit Committee

A detailed description of the Audit Committee and external audit services retained, together with a copy of the Audit Committee Charter (the “Charter”), as required by Form 52-110F1 of Multilateral Instrument 52-110 – Audit Committees, is included in the Company’s Annual Information Form dated March 27, 2023 (the “AIF”), and filed on SEDAR. Copies of the AIF may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company.

The Audit Committee held four (4) meetings since the beginning of its most recently completed financial year and each of the members attended each of the meetings.

Compensation & Governance Committee

Following the Company’s 2022 annual general meeting, the Board dissolved the Compensation Committee and reconstituted it as the “Compensation & Governance Committee”. The Board has assigned to the Compensation & Governance Committee duties and responsibilities to assist the Board in monitoring, reviewing, developing, overseeing and approving the Company’s compensation and governance policies and practices, and administering the Corporation’s share-based compensation plans, and annually reviewing the CEO’s compensation and the CEO’s recommendations regarding other senior officer compensation. Information with respect to the Compensation & Governance Committee’s responsibilities as they relate to compensation is provided under the heading “Executive Compensation – Compensation Discussion and Analysis”.

The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Compensation & Governance Committee, which includes the following, among other matters:

●	developing and reviewing an executive compensation strategy and plan in consultation with the CEO and Chair of the Board;
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●	annually reviewing and approving the position description of the CEO;
●	annually reviewing the compensation paid to the Company’s CEO;
●	annually reviewing the CEO’s recommendations with respect to compensation paid to other officers of the Company;
●	reviewing and making recommendations to the Board regarding annual corporate performance objectives for officers of the Company;
●	overseeing the selection of any peer group used in determining compensation or any element thereof;
●	developing and administering the Company’s share based compensation plans and making recommendations to the Board as deemed appropriate; and
●	reviewing the Company’s overall labour relations and human resources strategy for employees (including policies and programs relating to succession planning, career path planning and performance evaluation) and, at least annually, reviewing the labour environment for the Company and reporting to the Board with respect to any issues arising therefrom.

The Compensation & Governance Committee is currently comprised of five (5) members of the Board, each of whom are independent within the meaning of NI 58-101, namely Michael Beckerman, Alan Friedman, Janny Lee, Scott Michael O’Neil (Chair), and Angela Marie Ruggiero.

The Compensation & Governance Committee (together with its predecessor, the Compensation Committee) held four (4) meetings since the beginning of its most recently completed financial year. Alan Friedman and Michael Beckerman attended all four (4) meetings. Scott Michael O’Neil and Janny Lee attended both of the two (2) meetings held since becoming directors and Angela Marie Ruggiero attended one (1) of the two (2) meetings held since becoming a director.

Position Descriptions

The Company does not have written position descriptions for the Chairman or any committee chairman.

The Board has developed and implemented a written position description for the role of the CEO, who is primarily responsible for overseeing the day-to-day business and affairs of the Company, including, among other matters, formulating business plans, strategies and policies that lead to the creation of shareholder value; overseeing the Company’s achievement and maintenance of a satisfactory competitive position within its industry; fostering a corporate culture that promotes ethical practices and encourages individual integrity; and serving as the chief spokesperson for the Company.

The Board is responsible for monitoring the Chairman’s, CEO’s, and committee chairmen’s performances to ensure that they are consistent with defined strategic, operational, and financial initiatives and goals, as well as the policies, guidelines and governance goals approved by the Board. As part of this process, the Board reviews and approves corporate goals and objectives relevant to the Chairman’s, CEO’s and committee chairmen’s compensation and evaluates the Chairman’s, CEO’s and committee chairmen’s performances in light of these corporate goals and objectives.

Director Orientation and Continuing Education

While the Company does not currently have a formal orientation and education program for new recruits to the Board, the Company has historically provided such education on an ad hoc and informal basis, including the use of internal published guideline material, personal education through the periodic use of a subject matter expert, and regular briefings that provide the Board with pertinent information on current corporate governance issues. Periodically, employees of the Company are invited to attend and present at Board meetings to discuss aspects of the Company’s business. Additionally, certain of the directors have visited various locations where the business of the Company is conducted.

Finally, in addition to these specific events and other ongoing internal and informal continuing education programs, directors are encouraged to attend external educational programs to assist in their development as a director of the Company. The Company also encourages the directors to visit the Company’s offices, to interact with management and employees and to stay abreast of industry developments and the evolving business of the Company.

Ethical Business Conduct

The Board takes reasonable steps to monitor compliance with the Code of Business Conduct and Ethics (the “Code of Conduct”), which is also available on SEDAR at www.sedar.com, through the Audit Committee, as well as the

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Company’s CFO and the employees’ relevant supervisors. The Code of Conduct applies to the Company’s directors, officers, employees, and consultants, each of whom is expected to ensure that his or her behaviour accords with the letter and the spirit of the Code of Conduct. The Company will investigate complaints, and the Code of Conduct prohibits retaliation by the Company, its directors, officers, employees, and consultants against complainants who raise concerns in good faith.

Additionally, the Company has an Audit Committee Charter regarding the collection and dissemination of accounting information and a whistle blowing policy with respect to reporting accounting and auditing irregularities, a copy of which is included in the Company’s AIF, and filed on SEDAR. Copies of the AIF may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company. The Company has also adopted an insider trading policy with a view to promoting a culture of ethical business conduct.

Since the beginning of the Company’s most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Exercise of Independent Judgement and Conflicts of Interest

The Board also encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code of Conduct and are expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which officers, employees, and consultants should adhere. The Board is expected to satisfy itself that the CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company.

The Board is ultimately responsible for reviewing departures from the Code of Conduct by officers, employees, and consultants. The Audit Committee may review and either provide or deny waivers from the Code of Conduct for employees and consultants, but only the Board may grant waivers from the Code of Conduct for officers and directors. The Board is also responsible for disclosing any waivers that are granted in accordance with applicable law. The Board as a whole is responsible for responding to conflict of interest situations involving directors, particularly with respect to existing or proposed transactions and agreements in respect of which directors advise they have a material interest. The Company’s directors and officers also abide by the disclosure of conflict of interest provisions contained in the BCBCA.

By taking these steps, the Board strives to ensure that directors at meetings of the Board exercise independent judgement, unclouded by the relationships of the directors and officers to each other and the Company, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Director Nomination

Following the Company’s 2022 annual general meeting, the Board dissolved the Nominating Committee in lieu of the expanded mandate of the Compensation & Governance Committee. Accordingly, the independent members of the Board are responsible for identifying individuals qualified to become Board members and recommending nominees for election or appointment as directors, as the case may be, as well as to recommend individual directors to serve on the various Board committees, in each case in accordance with the provisions of applicable corporate law, rules and regulations and listing requirements.

Compensation

Information with respect to the Compensation & Governance Committee’s responsibilities, powers and independence from management, as well as a discussion of the Compensation & Governance Committee’s process for determining NEO and director compensation is provided under the heading “Executive Compensation – Compensation Discussion and Analysis”.

Director Assessment

The Board has not to date implemented a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors. Given the Company’s current stage of development, the Board has determined that formal assessment is not meaningful at the present time. In light of the fact that the Board and its committees meet on a periodic basis, each director has an opportunity to assess on an ongoing basis the Board as a whole, its committees and other directors in relation to the Board’s, and such director’s assessment of the competencies and skills that the Board and its committees should possess.

Director Term Limits

The Company has not set director term limits, nor provided any formal mechanism of Board renewal. However, on a technical level, each director’s term ends no later than the next annual Shareholders’ meeting. The Company considers

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that a fixed term of office or a formal mechanism for Board renewal is not an efficient or appropriate manner to guarantee Board performance. In selecting candidates for composition of the Board, the Company favours the intrinsic qualities sought after in a director (whether male or female), such as management experience, leadership, career success, understanding of financial questions, knowledge of the Company, its business and industry, reputation, and complementarities with the other members of the Board and the management.

In addition, the Company is of the opinion that limiting the duration of director terms could deprive the Company of the benefit of continuity, and the knowledge and experience of the Company and its business, which long-time directors would have.

Gender Diversity on the Board of Directors and Senior Management

The Company believes that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance, performance and effective decision-making. While the Company has not adopted a specific policy regarding Board or executive diversity, including the level of representation of women on the Board and in management, in selecting candidates for such positions, the Company gives appropriate consideration to the level of representation of women on the Board by ensuring that women are included in the slate of candidates for the Board’s consideration. The Board also considers other factors including the skills, qualities, experience and expertise to find the best candidate to be an effective member of the Board and/or in executive officer positions.

The Board has not, at this time, adopted any fixed targets or quotas relating to the representation of women on the Board or in executive officer positions as it does not believe that quotas or a formulaic approach, or a specific policy, necessarily result in the identification or selection of the best candidates.

Currently, the Company has two women that are members of its Board (20%) and two women that are executive officers (22%). Assuming all of the Management Nominees are elected at the Meeting, the Board will have one woman director (14%).

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2022. Copies of the Company’s consolidated financial statements and MD&A may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company (tel: 416 623 9360).

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APPENDIX A

AMENDED SHARE UNIT PLAN

See attached.

Enthusiast Gaming Holdings Inc.

SHARE UNIT PLAN

Adopted on November 5, 2020

Amended on May 30, 2023

Enthusiast Gaming Holdings Inc.

Share Unit Plan

1	PURPOSE AND DEFINITIONS

1.1	Purpose

The purposes of the Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii)  ensure that interests of key persons are aligned with the long term success of the Corporation and the creation of value for its shareholders; and (iii) provide compensation opportunities to attract, retain and motivate persons critical to the long-term success of the Corporation and its subsidiaries.

1.2	Definitions

For the purposes of the Plan, the following terms have the following meanings:

(a)	“Adjustment Factor” means the Adjustment Factor set out in the Grant Notice for an award of Performance Share Units.

(b)	“Affiliate” has the meaning set out in the Business Corporations Act, RSO 1990, c B.16.

(c)	“Applicable Withholdings” means all income taxes and other source deductions required to be withheld by a Participating Company.

(d)	“Board” means the board of directors of the Corporation.

(e)	“Cause” shall include, among other things, gross misconduct, theft, fraud or breach of confidentiality.

(f)	“Change of Control” means, for the purposes of this Plan, an event whereby (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Shares or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally in the election of directors; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; (iv) the Board’s nominees named in the most recent Management Information Circular of the Corporation for election to the Board no longer constitute a majority of the Board as a result of or in connection with: (A) a contested election of directors or (B) a merger, consolidation, reorganization or acquisition involving the Corporation or any of its affiliated entities and another corporation or other entity; or (v) a merger or consolidation of the Corporation is consummated with any other Person, other than (A) a merger or consolidation that would result in the voting securities entitled to vote generally in the election of directors outstanding immediately prior thereto continuing to represent, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, at least fifty percent (50%) of the combined voting power of the voting securities entitled to vote generally in the election of directors of the Corporation or such surviving entity or parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Corporation in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing fifty percent (50%) or more of the combined voting power of the Corporation’s then outstanding securities. For greater certainty, unless the Board decides otherwise, the consummation of any transaction or series of transactions immediately following which the record
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holders of the Shares immediately before such transaction or series of transactions continue, directly or indirectly, to have substantially the same proportionate ownership in any entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions, shall not constitute a Change of Control.

(g)	“Committee” means the committee designated by the Board from time to time to administer this Plan and, in the absence of such a delegation, means the Board.

(h)	“Corporation” means Enthusiast Gaming Holdings Inc.

(i)	“Disability” means the termination of the Participant’s employment at a time when the Participant is eligible for long term disability benefits under the Corporation’s long term disability program.

(j)	“Dividend Performance Share Unit” has the meaning set out in Section 3.2.

(k)	“Dividend Restricted Share Unit” has the meaning set out in Section 3.2.

(l)	“Dividend Share Unit” means a Dividend Performance Share Unit or a Dividend Restricted Share Unit.

(m)	“Eligible Participant” means any consultant, service provider, part-time and full-time employee, director, including non-executive director, or officer of a Participating Company.

(n)	“Fair Market Value” means the volume weighted average trading price of a Share on the Toronto Stock Exchange for the 5 trading days immediately preceding the applicable day. Should Shares no longer be publicly traded at the relevant time such that the Fair Market Value cannot be so determined, the Fair Market Value of a Share shall be determined by the Board in its sole discretion.

(o)	“Grant Date” means the date the Board determines to be the applicable date of grant of a Share Unit.

(p)	“Grant Notice” means a notice of grant substantially in the form set out as Schedule A in the case of Performance Share Units, and substantially in the form set out as Schedule B in the case of Restricted Share Units, each as amended by the Committee from time to time.

(q)	“Grant Term” designates the period of time set out in the Grant Notice for Restricted Share Units.

(r)	“Insider” has the meaning given to this term in the TSX Company Manual, as amended from time to time.

(s)	“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

(t)	“Participant” means any Eligible Participant to whom a Share Unit is granted.

(u)	“Participating Company” means the Corporation, and such of its Affiliates as are designated by the Board from time to time.

(v)	“Performance Period” has the meaning set out in the Grant Notice for Performance Share Units.
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(w)	“Performance Share Unit” means a right granted to an Eligible Participant to receive, as set out in the Plan, upon settlement, a Share or the Share Unit Amount, based on the achievement of the performance criteria set out in the applicable Grant Notice (which in the case of a U.S. Participant must constitute a substantial risk of forfeiture for purposes of Section 83 of the Internal Revenue Code and Section 409A).

(x)	“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a person shall have a similarly extended meaning.

(y)	“Plan” means this Share Unit Plan, as amended from time to time.

(z)	“Resignation for Good Reason” means, in the context of a Change of Control, the resignation of a Participant following the occurrence of any of the following condition(s), without the prior written consent of the Participant, which condition(s) remain in effect more than thirty (30) days after written notification by the Participant to the Corporation (such notification to be made within a period not to exceed ninety (90) days from the initial existence of the condition): (i) the requirement that the Participant relocate his or her office or home base to a location that is outside a 50-kilometer radius of his or her office or home base immediately prior to the Change of Control; or (ii) the assignment to the Participant of a set of responsibilities and/or the employment or continued employment of the Participant on terms and conditions that are not the Substantial Equivalent of such Participant’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control.

(aa)	“Restricted Share Unit” means a right granted to an Eligible Participant to receive, as set out in the Plan, upon settlement, a Share or the Share Unit Amount, based on the achievement of the criteria set out in the applicable Grant Notice.

(bb)	“Retirement” means a cessation of employment by a Participant who is eligible for retirement under the Corporation’s policies.

(cc)	“Section 409A” means section 409A of the Internal Revenue Code and the applicable Treasury Regulations issued thereunder.

(dd)	“Share” means a common share of the Corporation.

(ee)	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury to one or more full-time employees, officers, Insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, officer, Insider, service provider or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise.

(ff)	“Share Unit” means a Performance Share Unit or a Restricted Share Unit.

(gg)	“Share Unit Account” means the notional account maintained for each Participant to which Share Units are credited.

(hh)	“Share Unit Amount” has the meaning set out in Section 3.3.

(ii)	“Substantial Equivalent” means, with respect to a Participant:

(i)	a set of responsibilities that are
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(A)	commensurate with such Participant’s professional training and experience; and

(B)	in all material respects, equivalent to or better than the set of responsibilities of such Participant; and

(ii)	terms and conditions of employment that include an annual base salary rate, annual cash incentive compensation opportunities and additional compensation and benefits that are overall substantially equivalent to or better than the terms and conditions of employment of such Participant.

(jj)	“Termination Date” means (i) in the event of a Participant’s voluntary termination, the date on which such Participant ceases to be in the office or employ of a Participating Company; (ii) in the event of the termination of the Participant’s employment or office by the Participating Company, the date on which such Participant is informed by the Participating Company, in writing or orally, that his/her services are no longer required; or (iii) such later date as may be directed by the Corporation.

(kk)	“U.S. Participant” means a Participant who is a citizen or permanent resident of the United States of America or a Participant whose Share Unit would otherwise be subject to taxation under the Internal Revenue Code.

(ll)	“Vested Performance Share Unit” has the meaning set out in Section 4.2.

(mm)	“Vested Restricted Share Unit” has the meaning set out in Section 5.1.

(nn)	“Vested Share Unit” means a Vested Performance Share Unit or a Vested Restricted Share Unit.

(oo)	“Vesting Date” means the date or dates designated in the Grant Notice, or such earlier date as is provided for in the Plan or is determined by the Committee.

1.3	Effective Date of Plan

The effective date of the Plan is November 5, 2020.

2	ADMINISTRATION

2.1	Administration of the Plan

Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate and under applicable laws and regulations, this Plan will be administered by the Committee which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Participants; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) determine which Participating Company will grant Share Units; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations as the Committee deems necessary or desirable for the administration of the Plan. Subject to Section 6.2, the Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants.

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2.2	Governing Law

The Plan shall be governed by and construed in accordance with the laws Ontario and the federal laws of Canada applicable therein.

2.3	Taxes and Other Source Deductions

Notwithstanding any other provision of this Plan, all distributions or payments to a Participant under the Plan shall be made net of applicable source deductions, unless otherwise permitted by applicable laws. If the event giving rise to the withholding obligation involves a distribution of Shares or otherwise does not provide for a payment of cash at the time the withholding obligation arises, then, the withholding obligation may be satisfied by (a) having the appropriate number of such Shares sold by the Corporation or any third party instructed by the Corporation to withhold any Shares, as soon as permissible and practicable, with the proceeds of such sale being remitted to the appropriate governmental authorities, or (b) any other mechanism determined by the Committee as may be required or appropriate to conform with local tax and other rules.

3	SHARE UNITS

3.1	Awards of Share Units

The Board may grant Share Units to Eligible Participants in its sole discretion. The award of a Share Unit to an Eligible Participant at any time shall neither entitle such Eligible Participant to receive nor preclude such Eligible Participant from receiving a subsequent grant of Share Units.

3.2	Crediting of Share Units and Dividend Share Units

Share Units granted to a Participant shall be credited to the Participant’s Share Unit Account effective the applicable Grant Date. From time to time, a Participant’s Share Unit Account shall be credited with Dividend Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units”) in respect of outstanding Performance Share Units or Restricted Share Units (“Dividend Restricted Share Units”) in respect of outstanding Restricted Share Units on each dividend payment date in respect of which normal cash dividends are paid on Shares. Such Dividend Share Units shall be computed as:

(a)	the amount of the dividend declared and paid per Share multiplied by the number of Performance Share Units and Restricted Share Units, as applicable, recorded in the Participant’s Share Unit Account on the date for the payment of such dividend, divided by

(b)	the Fair Market Value of a Share as at the dividend payment date.

3.3	Settlement of Share Units

Settlement of Share Units may be made, at the option of the Corporation and in its sole discretion, in Shares issued from treasury, Shares purchased from the secondary market by an independent investment dealer designated by the Corporation, in cash or as a combination of these methods.

The Corporation shall settle Vested Share Units within sixty (60) days of their Vesting Date, by, and at the Corporation’s option and in its sole discretion, (i) issuing or providing to the Participant the number of Shares equal to one Share for each whole Vested Share Unit and delivering to the Participant (A) such number of Shares; less (B) the number of Shares with a Fair Market Value equal to the Applicable Withholdings; (ii) the Corporation paying to the Participant an amount in cash (the “Share Unit Amount”) equal to: (A) the number of Vested Share Units multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii). In the case of a settlement under section (i), the number of Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the Participant and the net proceeds of such sale remitted by the Corporation to the appropriate taxation authorities. For the

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avoidance of doubt, in no case will the Corporation settle a Vested Share Unit held by a U.S. Participant later than the date that is the 15th day of the third month following the end of the year in which the Vested Share Unit ceased to be subject to a substantial risk of forfeiture for purposes of Section 83 of the Internal Revenue Code and Section 409A.

3.4	Shares Reserved for Issuance

3.4.1	As at November 5, 2020, the maximum number of Shares issuable from treasury reserved and available under the Plan for grants of Share Units is limited to 4% of the issued and outstanding Shares, from time to time, provided that Shares reserved for issuance pursuant to Share Units which are settled, cancelled or terminated without having been settled shall again be available for issuance under this Plan. In addition, the maximum number of Shares issuable in aggregate at any time under the Plan and any other Share Compensation Arrangement adopted by the Corporation cannot exceed 10% of the Shares issued and outstanding at such time.

3.4.2	Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed Share Compensation Arrangement arrangements result, at any time, in the number of Shares reserved for issuance pursuant to Share Units and/or other units or stock options to any one person exceeding 5% of the issued and outstanding Shares.

3.4.3	The aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the issued and outstanding Shares.

3.4.4	The number of Shares that are issuable to non-employee directors under this Plan and any other Share Compensation Arrangement, other than deferred share units issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Shares; or (ii) $150,000 worth of Shares annually per Eligible Participant.

3.5	Effect of Settlement of Share Units.

A Participant shall have no further rights respecting any Vested Share Unit which has been settled in accordance with the Plan.

3.6	Reporting of Share Units

Statements of the Share Unit Accounts will be made available to Participants at least annually.

4	PERFORMANCE SHARE UNITS

4.1	Vesting Date

Performance Share Units shall vest on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time, provided, however, that additional vesting conditions shall be established with respect to U.S. Participants only to the extent allowable under, and in accordance with, the requirements of Section 409A. Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

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4.2	Performance Vesting

The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) is the number of Performance Share Units and Dividend Performance Share Units scheduled to vest on such Vesting Date multiplied by the Adjustment Factor.

4.3	Resignation and Termination for Cause

If the employment or office of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Performance Share Units and the related Dividend Share Units which are not Vested Performance Share Units at the Participant’s Termination Date. All Vested Performance Share Units will be settled as at the Participant’s Termination Date.

4.4	Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of complete months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period. The Participant’s Vested Performance Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Performance Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Performance Share Units and Dividend Performance Share Units which are not Vested Performance Share Units at the Participant’s Termination Date.

4.5	Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of such Participant, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Share Units shall vest immediately prior to the date of the Participant’s death or Disability, based on the number of complete months from the first day of the Performance Period to the date of the Participant’s death or Disability divided by the number of months in the Performance Period. The Participant’s Vested Performance Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Performance Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Performance Share Units and Dividend Performance Share Units which are not Vested Performance Share Units at the date of the Participant’s death or Disability.

4.6	Retirement of Participant

In case of Retirement of a Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall continue to vest and shall be settled at the end of the Performance Period in the same manner as if the Participant had continued employment to the end of the

Performance Period. The Participant’s Performance Share Units shall be settled within sixty (60) days after their original Vesting Date.

4.7	Termination following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or the Participant submits a Resignation for Good Reason, in each case, within twelve (12) months following a Change of Control, all of the Participant’s Performance Share Units

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and related Dividend Performance Share Units shall vest immediately prior to the Participant’s Termination Date using an Adjustment Factor of 1.0 and shall be settled as at the Termination Date.

5	RESTRICTED SHARE UNITS

5.1	Vesting Date

Each Restricted Share Unit shall vest (“Vested Restricted Share Unit”) on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time, provided, however, that additional vesting conditions shall be established with respect to U.S. Participants only to the extent allowable under, and in accordance with, the requirements of Section 409A. Dividend Restricted Share Units shall vest at the same time and in the same proportion as the associated Restricted Share Units.

5.2	Resignation and Termination for Cause

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Share Units and Dividend Share Units which are not Vested Restricted Share Units at the Participant’s Termination Date.

5.3	Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of months from the first day of the Grant Term to the Termination Date divided by the number of months in the Grant Term. The Participant’s Vested Restricted Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Restricted Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Share Units which are not Vested Restricted Share Units at the Participant’s Termination Date.

5.4	Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant, a pro-rata portion of the Participant’s Restricted Share Units and related Dividend Share Units shall vest immediately prior to the date of the Participant’s death or Disability, based on the number of months from the first day of the Grant Term to the date of the Participant’s death or Disability divided by the number of months in the Grant Term. The Participant’s Vested Restricted Share Units shall be settled within sixty

(60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Restricted Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Restricted Share Units which are not Vested Restricted Share Units at the date of the Participant’s death or Disability.

5.5	Retirement of Participant

In case of Retirement of a Participant, all of the Participant’s Restricted Share Units and related Dividend Share Units shall continue to vest and shall be settled at the end of the Grant Term in the same manner as if the Participant had continued employment to the end of the Grant Term. The Participant’s Restricted Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Restricted Share Units shall be settled not later than the date provided in the last sentence of Section 3.3.

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5.6	Termination Following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or if the Participant submits a Resignation for Good Reason, in each case, within twelve months following a Change of Control, all of the Participant’s Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date and shall be settled as at the Termination Date.

6	GENERAL

6.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Shares, the Committee will make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to (i) the number or kind of shares or other securities on which the Share Units and Dividend Share Units are based; and (ii) the number of Share Units and Dividend Share Units; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares.

6.2	Amendment, Suspension, or Termination of Plan

The Committee may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body.

The Board may from time to time, in its absolute discretion and without the approval of the shareholders of the Corporation, make the following amendments to the Plan or any Share Unit:

6.2.1	any amendment to the vesting provisions of the Plan and any Grant Notice, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the Vesting Date or the settlement of a Share Unit;

6.2.2	any amendment to the Plan or a Share Unit as necessary to comply with applicable law or the requirements of the applicable stock exchange or any other regulatory body having authority over the Corporation, the Plan or the shareholders of the Corporation;

6.2.3	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

6.2.4	any amendment respecting the administration of the Plan; and

6.2.5	any other amendment that does not require the approval of the shareholders of the Corporation including.

Shareholder approval will be required for the following amendments:

6.2.6	amendments to the number of Shares issuable under the Plan, including an increase to a fixed maximum number or percentage of Shares, or a change from a fixed maximum percentage to a fixed maximum number of Shares;
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6.2.7	any amendment expanding the categories of Eligible Participant which would have the potential of broadening or increasing Insider participation;

6.2.8	any amendment that may increase limits imposed on non-employee director participation;

6.2.9	any amendment which would permit the Share Units granted under the Plan to be transferable or assignable other than as set out in Section 6.5.

6.2.10	amendments to this Section 6.2; and

6.2.11	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as a Share Unit or any rights pursuant thereto remain outstanding. In such a case, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or the Share Units it would be entitled to make if the Plan were still in effect.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended; provided that, where such amendment or modification is materially adverse to the holder, the consent of the holder is required to effect such amendment or modification.

6.3	Unfunded Plan

To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

6.4	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

6.5	Transferability of Awards

Rights respecting Share Units and Dividend Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

6.6	No Special Rights

Nothing contained in the Plan or in any Share Unit or Dividend Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by, or service relationship with, a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate that employment or service relationship or to increase or decrease the compensation of the Participant. Share Units and Dividend Share Units shall not be considered Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares, nor shall any Participant be considered the owner of Shares by virtue of his or her ownership of Share Units or Dividend Share Units.

6.7	Awards are Intended to be Exempt from Section 409A

All Share Units and Dividend Share Units granted under the Plan are intended to be exempt from the requirements of Section 409A and each such award shall be interpreted and construed accordingly.

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6.8	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.9	No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares.

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SCHEDULE A

ENTHUSIAST GAMING HOLDINGS INC.

(the “Corporation”)

SHARE UNIT PLAN

FORM OF GRANT NOTICE FOR PERFORMANCE SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Corporation’s Share Unit Plan effective November 5, 2020 (the “Plan”) and in consideration of services provided to any Participating Company by the Participant, the Corporation hereby grants to the Participant ____________________ Performance Share Units under the Plan.

All capitalized terms not defined in this Grant Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Adjustment Factor for the Performance Share Units is determined as follows:

●

The Adjustment Factor for performance between the numbers set out above is interpolated on a straight line basis.

The Vesting Date for this award is _________________________. The Performance Period for the award is _________________________ to _________________________ .

The granting and settlement of these Performance Share Units and any related Dividend Performance Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant all of which are incorporated into and form a part of this Grant Notice. For greater certainty, the Participant authorizes the sale of a sufficient number of Shares to pay Applicable Withholdings on the settlement of any Performance Share Units.

DATED __________________

ENTHUSIAST GAMING HOLDINGS INC.

Per:

SCHEDULE B

ENTHUSIAST GAMING HOLDINGS INC.

(the “Corporation”)

SHARE UNIT PLAN

FORM OF GRANT NOTICE FOR RESTRICTED SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Corporation’s Share Unit Plan effective November 5, 2020 (the “Plan”), and in consideration of services provided to any Participating Company by the Participant, the Corporation hereby grants to the Participant ___________ Restricted Share Units under the Plan.

All capitalized terms not defined in this Grant Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Vesting Dates for this award are ________________________ , [as to one third (1/3), ________________________ , as to an additional one third (1/3) and ________________________, as to the final one third (1/3)]. The Grant Term for this award is, to ________________________.

The granting and settlement of these Restricted Share Units and any related Dividend Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, all of which are incorporated into and form a part of this Grant Notice. For greater certainty, the Participant authorizes the sale of a sufficient number of Shares to pay Applicable Withholdings on the settlement of any Restricted Share Units.

DATED __________________

ENTHUSIAST GAMING HOLDINGS INC.

Per:

APPENDIX B

LIST OF COMPANY DIRECTORSHIPS

Other than as outlined below, none of the other current members of the Board at the date hereof serve as directors in other public companies.

LIST OF COMPANY DIRECTORSHIPS FOR MICHAEL BECKERMAN

Reporting issuer (or equivalent)
Points.com Inc.

LIST OF COMPANY DIRECTORSHIPS FOR ALAN FRIEDMAN

Reporting issuer (or equivalent)
AIM5 Ventures Inc. (capital pool company) AIM6 Ventures Inc. (capital pool company) Psyence Group Inc. Eco (Atlantic) Osino Resources Corp. Tembo Financial Inc.

Note: In light of two such directorships being capital pool companies, Mr. Friedman is able to devote the necessary time to serve as a director of the Company.

LIST OF COMPANY DIRECTORSHIPS FOR BEN COLABRESE

Reporting issuer (or equivalent)
PopReach Corporation

LIST OF COMPANY DIRECTORSHIPS FOR JOHN ALBRIGHT

Reporting issuer (or equivalent)
Playmaker Capital Inc.

LIST OF COMPANY DIRECTORSHIPS FOR NICOLAS BRIEN

Reporting issuer (or equivalent)
Outfront Media Inc.